5-1-02

SECURITIES AND EXCHANGE COMMISSION

02033950

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ___ No ✓

CRISTALERIAS DE CHILE S.A.

2001 Annual Report

CONTENTS

NOTES

a) Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) an annual report which included the consolidated financial condition and results of operations at December 31, 2001. The report was prepared based up on accounting principles generally accepted in Chile and does not include a reconciliation of such information of accounting principles generally accepted in the United States.

b) This report is a free translation from the original in Spanish.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: May 7, 2002.

Annual Report 2001


Cristalchile

Annual Report 2001

Cristalchile

Contents

Board of Directors

CHAIRMAN

RICARDO CLARO VALDES

R.U.T: 3.158.99-1

Attorney. Member of the law firm Estudio Claro y Cía. Chairman of the Board of Compañía Sud Americana de Vapores S.A., Elecmetal S.A., Sociedad Anónima Viña Santa Rita, Red Televisiva Megavisión S.A., Metrópolis-Intercom S.A., and Navarino S.A. Board Member of Sudamericana Agencias Aéreas y Marítimas S.A., Vice-President of Fundación Mar de Chile and Board Member of Fundación Andes.

VICE PRESIDENT

BALTAZAR SANCHEZ GUZMAN

R.U.T.: 6.060.760-5

Degree in Business Administration. Executive Vice-President of Red Televisiva Megavisión S.A., Board Member of Navarino S.A., Elecmetal S.A., Quemchi S.A., Compañía Sud Americana de Vapores S.A., Sudamericana Agencias Aéreas y Marítimas S.A., Sociedad Anónima Viña Santa Rita, Metrópolis-Intercom S.A., Chaiman of the Board of ME Global Inc., Inversiones Siemel S.A. and Siglo XXI.

BOARD MEMBERS

JOAQUIN BARROS FONTAINE

R.U.T: 5.389.326-0

Executive President of Quilicura S.A. and Compañía de Inversiones La Central S.A. Chairman of the Board of Directors of Productos Químicos Tanax S.A.C e I , Instituto Sanitas S.A., Sociedad Anónima Jahuel Aguas Minerales y Balnearios. Board Member of Navarino S.A., Envases CMF S.A., Viña Santa Emiliana, Metrópolis-Intercom S.A. and Compañía Sud Americana de Vapores S.A.

PATRICIO CLARO GREZ

R.U.T.: 5.206.994-7

Industrial Civil Engineer. Board Member of Industrias Forestales S.A., Compañía Chilena de Fósforos S.A., Telex-Chile S.A. and Banco Bice.

JAIME CLARO VALDES

R.U.T.: 3.180.078-1

Industrial Civil Engineer. President of Chilean Line Inc., Board Member of Southern Peru Copper Corporation (USA), President of Quemchi S.A, Vice-President of Elecmetal S.A. and Navarino S.A., Board Member of Viña Los Vascos S.A., Compañía Sud Americana de Vapores S.A., Sudamericana Agencias Aéreas y Marítimas S.A., ME Global Inc. and Envases CMF S.A.

MANUEL CORREA OSSA

R.U.T.:4.827.200-2

Attorney. Member of the law firm Estudio Correa & Lyon. Board Member of Marítima de Inversiones S.A. and Navarino S.A. Professor of Tax and Economic Law at the Pontificia Universidad Católica de Chile and the Universidad Los Andes.

JUAN AGUSTIN FIGUEROA YAVAR

R.U.T: 3.513.761-0

Attorney, Partner in the Law Firm of Figueroa y Coddou. Chairman of the Board of Marítima de Inversiones S.A. Director of Elecmetal S.A., Quemchi S.A., Navarino S.A., and Sociedad Anónima Viña Santa Rita. Chairman of the Board of Termas de Puyehue S.A. Full Professor of Procedural Law at the Universidad de Chile. President of the Fundación Pablo Neruda and Chairman of the Board of Trustees of the Universidad de Santiago. Member of the Constitutional Tribunal.

PATRICIO GARCIA DOMINGUEZ

R.U.T.: 3.309.849-9

Board member of Elecmetal S.A., Quemchi S.A., Navarino S.A., Compañía Sud Americana de Vapores S.A., Sudamericana Agencias Aéreas y Marítimas S.A., Industrias Alimenticias Carozzi S.A., Empresas Cabo de Hornos S.A., Inversiones Unión Española S.A., Inversiones Unespa S.A., Inversiones Covadonga S.A., Bolsa de Valores de Valparaíso, Compañía de Inversiones La Española S.A., and Inversiones Hispania S.A.

HERNAN SOMERVILLE SENN

R.U.T.:4.132.185-7

Attorney. Chairman of the Chilean Association of Banks and Financial Institutions. Past President of the Latin American Association of Banks, FELABAN. Board Member of Corp Banca, Enersis, Marítima de Inversiones S.A., Red Televisiva Megavisión S.A., and Sociedad Anónima Viña Santa Rita. Partner of Asesorías Financieras Ltda., FINTEC.

ALFONSO SWETT SAAVEDRA

R.U.T.: 4.431.932-2

Board Member of Elecmetal S.A., Quemchi S.A., Navarino S.A., Red Televisiva Megavisión S.A. and Sociedad Anónima Viña Santa Rita. Chairman of the Board of Forus S.A. and Costanera S.A.C.I. Adviser to SOFOFA and Generación Empresarial.

COMMITEE

PRESIDENT

JUAN AGUSTIN FIGUEROA YAVAR

BOARD OF DIRECTORS

JOAQUIN BARROS FONTAINE

PATRICIO CLARO GREZ

Management

General Manager
R.U.T.:5.402.249-2
CIRILO ELTON GONZALEZ
Degree in Business Administration, Pontificia Universidad Católica de Chile.

Administration and Finance Manager
R.U.T.: 5.866.778-1
RODRIGO PALACIOS FITZ-HENRY
Degree in Business Administration, Pontificia Universidad Católica de Chile.

Sales Managers
R.U.T.: 4.778.686-k
DANILO JORDAN FRANULIC
Degree in Business Administration, Universidad de Chile.

JUAN JOSE EDWARDS GUZMAN
R.U.T.:7.051.951-8
Degree in Business Administration, Universidad de Chile.

Comtrol Quality Manager
LEONARDO HARSCH MARSCHANG
R.U.T.:6.785.340-7
Civil Chemical Engineer, Universidad de Concepción

Operations Manager
DANIEL NAVAJAS URBINA
R.U.T.:5.128.461-5
Industrial Civil Engineer, Pontificia Universidad Católica de Chile.

Human Resourses Manager
JOSE MIGUEL DEL SOLAR CONCHA
R.U.T.:6.948.914-1
Degree in Business Administration, Universidad de Chile.

Comptroller
BENITO BUSTAMANTE CASTAGNOLA
R.U.T.:3.800.052-7
Accountant-Auditor, Universidad de Chile

Technical Director
EDUARDO ACUÑA DONOSO
R.U.T.:4.299.932-6
Chemist, Pontificia Universidad Católica de Chile.

Financial Adviser
ENRIQUE IDE VALENZUELA
R.U.T.: 6.117.880-5
Electrical Engineer, Academia Politécnica Naval.
M.B.A., Harvard University.

Management Structure


BOARD OF DIRECTORS
GENERAL MANAGEMENT
TECHNICAL DIRECTION
COMPTROLLERSHIP
FINANCE & ADMINISTRATION
COMMERCIAL
COMMERCIAL
QUALITY CONTROL
OPERATIONS
HUMAN RESOURCES

General Background

COMPANY IDENTIFICATION

Name:	CRISTALERIAS DE CHILE S.A. CRISTALCHILE
Executive Offices:	Hendaya 60, 2° piso, Las Condes.
Legal Address:	Camino a Valparaíso 501, Padre Hurtado.
Taxpayer I.D. # (R.U.T.):	90.331.000-6
Type of Entity:	Publicly traded Company Registration # 061 in the Securities Registry of the Chilean Superintendency of Securities and Insurance (SVS)
SEC Cusip No:	226714103
Common Stock Shares:	64,000,000
Listing:	The ADR´s have approved for listing in the New York Stock Exchange and the Bolsa de Comercio de Santiago.
NYSE Symbol:	"CGW"
Bolsa de Comercio de Santiago Symbol:	"Cristales"

BUSINESS STRATEGY

The Company's general business philosophy is to take advantage of growth opportunities in the Chilean market by expanding its existing businesses, making controlling long-term investments in undervalued companies and establishing new businesses in areas with a high growth potential. The Company typically focuses on each company's core business and seeks to maximize its cash flow and profitability by appointing experienced management and establishing strategic alliances with recognized international leaders.

This strategy has resulted in increased operating efficiency and productivity in our companies, and at the same time has maximized long-term growth and value creation for our shareholders.



SHAREHOLDING STRUCTURE

a) The twelve primary shareholders of Cristalerías de Chile S.A. as of December 31, 2001, are the following:

Name	Number of shares	Percentage of ownership
Cía. Electro Metalúrgica S.A.	21,780,001	34.03
Bayona S.A.	5,912,540	9.24
Servicios y Consultorías Hendaya S.A.	5,679,359	8.87
The Bank of New York (1)	4,672,356	7.30
Cía. de Inversiones La Central S.A.	4,418,933	6.90
AFP Provida S.A. Fondo de Pensiones	4,067,179	6.35
AFP Habitat Fondo de Pensiones	2,349,327	3.67
AFP Cuprum S.A. Fondo de Pensiones	1,945,105	3.04
AFP Santa María S.A. Fondo de Pensiones	1,579,357	2.47
The Emerging Markets Chile Fund	1,501,767	2.35
Moneda S.A. A.F.I. Pionero F.I.M.	1,431,015	2.24
AFP Suma Bansander S.A. Fondo de Pens.	1,362,982	2.13

(1) As ADR's depository bank

b) Individuals or Corporate Entities that own or control, directly or indirectly, shares that represent 10% or more of the capital of the Company:

Company	Number of shares	Total Percentage
Cía. Electro Metalúrgica S.A.	21,780,001	
Bayona S.A. (1)	5,912,540	
Servicios y Consultorías Hendaya S.A.(1)	5,679,359	
	33,371,900	52.14%

(1) Related to Cía. Electro Metalúrgica S.A.

Cía. Electro Metalúrgica S.A., Bayona S.A., and Servicios y Consultorías Hendaya S.A. have not formally executed a shareholders agreement.

c) Individuals that indirectly control Cristalerías de Chile S.A. through Cía. Electro Metalúrgica S.A.:
The controlling companies of Cristalerías de Chile S.A. were identified in the preceding paragraph. Mr. Ricardo Claro Valdés (R.U.T. 3.158.999-1) is the person that indirectly controls 46.06% of Cía. Electro Metalúrgica S.A.

HISTORICAL BACKGROUND

Cristalerías de Chile commenced its operations on July 19, 1904 under the name Fábrica Nacional de Vidrios (National Glass Factory). Starting in the 1930's, the Company's operations were based for more than 40 years at the old Vicuña Mackenna facility where it operated more than 15 smelting furnaces.

In 1975, the Elecmetal group took over shareholder and management control of the Company and initiated a period of intensive technological and commercial modernization. One key element was a technical assistance agreement signed in 1977 with the U.S.-based company Owens Illinois, the world's largest producer of glass containers.

Since 1978, the Company has concentrated its glass container production activities at its Padre Hurtado plant. In an effort to facilitate contacts and ties with customers, the Company moved its commercial offices to the Las Condes district of Santiago in 1994.


Nestlé
Vegetales
mixtos
PICADOS

As a natural extension of its glass container business, Cristalchile expanded its activities to cover plastic containers in 1980. Initially, the Company formed Crowpla and, subsequently, acquired a 50% stake in Reicolite, producer of PET bottles, boxes, buckets, caps and plastic containers. In an effort to merge both companies and bolster operating efficiency, Cristalchile increased its share in both firms to 99.99% in January of 1996 and constructed a plant in the Pudahuel district of Santiago. Subsequently, in June 2001, Cristalerías de Chile S.A. and Embotelladora Andina S.A. entered into a business association in the PET packaging operations through their respective subsidiaries, Crowpla-Reicolite S.A. and Envases Multipack S.A., to create Envases CMF S.A. This partnership was effected through the inclusion of Andina Inversiones Societarias S.A. as a shareholder in Crowpla Reicolite S.A. with a 50% ownership attained through a capital increase. The remaining 50% continues in the hands of Cristalerías de Chile S.A. Crowpla-Reicolite bought the necessary assets from Multipack.

In September 1999, Cristalchile acquired 40% of Rayén Curá S.A.I.C. from the Spanish company Vicasa S.A. Rayén Curá is a manufacturer of glass containers based in the Mendoza province in Argentina.

In 1980, the Company acquired an interest in Viña Santa Rita S.A., the nation's leading winery in terms of domestic sales and the third largest exporter of bottled wine. As of December 2001, Cristalchile's share in Santa Rita is 54.1%.

In 1989, keeping with the Company's strategy of investing in businesses with significant growth potential, Cristalchile diversified into the communications industry. As a result, the Company acquired perpetual concession rights to operate 21 television stations throughout the country after a public bidding process. The network, Red Televisiva Megavisión S.A., also includes shareholder participation by Grupo Televisa S.A. de C.V. of Mexico. CIECSA S.A. telecommunications consortium controls the majority stake in Megavisión (CIECSA is the Spanish acronym for Communication, Information, Entertainment and Culture). Other companies owned by the consortium include publishing endeavors Ediciones Financieras S.A. (El Diario) and Editorial Zig-Zag S.A.


Watt's
Watt's
NO RETORNABLE
Contenido Neto
NARANJA

Cristalchile expanded its participation in the television and entertainment sector through the burgeoning cable television market. To further that endeavor, Cordillera Comunicaciones Ltda. -known commercially as «Metrópolis» - was created in 1994 in association with worldwide cable TV leader TCI-Bresnan, currently Liberty Media Corporation. In October 1995, Cordillera agreed to a merger with «Intercom,» a cable firm owned at that time by Compañía de Telecomunicaciones de Chile S.A. (Telefónica CTC Chile) and El Mercurio, creating Metrópolis-Intercom S.A. In May 2000, Cristalchile announced it had settled an arbitration proceeding with Telefónica CTC Chile, initiated in May 1998 to resolve the dispute between the parties over the development of Internet services through Metrópolis-Intercom. Under the terms of the agreement, Cristalchile and Liberty Media bought, in equal shares, 40% of Metrópolis-Intercom and 100% of the HFC network it used from its partner, Telefónica CTC Chile. As of December 2001, Cristalchile and Liberty Media Corporation were owners, in equal shares, of 100% of Metrópolis-Intercom S.A.

In an effort to fund its modernization and diversification program, Cristalchile used an ADR (American Depository Receipt) program to list new issue shares on the New York Stock Exchange (NYSE) in January 1994.

Main Financial Indicators

(MILLION Ch$ AS OF DECEMBER 2001)

	1998	1999	2000	2001 Individual	2001 Consolidated
BALANCE SHEET					
Assets	197,287	215,304	283,378	304,699	393,129
Liabilities	16,975	21,876	80,071	91,310	179,740
Equity	180,312	193,428	203,307	213,389	213,389
Investments	9,209	22,692	98,850	28,343	33,791
STATEMENT OF INCOME					
Sales	47,047	51,773	59,730	65,784	141,929
Operating Income	16,215	17,483	20,287	20,741	32,585
Income(Loss) Related Companies	1,689	405	-312	-3,766	-7,395
Net profit	18,455	21,339	17,571	17,771	17,771
Earnings per share (Ch$/share)	288.35	333.42	274.54	277.67	277.67
OTHER FINANCIAL INDICATORS					
Liquidity ratio	5.76	5.87	5.39	2.35	2.38
Leverage	0.09	0.11	0.40	0.43	0.84
Return over average assets	9.63%	10.34%	7.05%	6.04%	4.70%
Return over average equity	10.59%	11.42%	8.86%	8.53%	8.53%
Operating margin	34.5%	33.8%	34.0%	31.5%	23.0%
PHYSICAL INDICATORS, GLASS PACKAGING AREA					
Sales (tons)	170,576	189,403	221,736	234,740	-
Sales (Th units)	440,916	469,109	563,705	584,078	-
N° of workers (December)	696	687	703	694	-

Cristalchile and Related Companies


CRISTALERIAS DE CHILE S.A.
CONTAINERS
WINES
MEDIA AND COMMUNICATIONS
100.0% CRISTALCHILE ENVASES DE VIDRIO
99.9% CRISTALCHILE INVERSIONES S.A.
40.0% RAYEN CURA S.A.I.C.
50.0% ENVASES CMF S.A.
43.0% VIÑA LOS VASCOS S.A.
99.0% VIÑA CENTENARIA
54.1% S.A. VIÑA SANTA RITA
99.9% VIÑA CARMEN S.A.
99.9% VIÑA DOÑA PAULA S.A.
78.0% RED TELEVISIVA MEGAVISION S.A.
98.2% CIECSA S.A.
49.9% EDITORIAL ZIG-ZAG S.A.
50.0% EDICIONES CHILOE S.A.
81.5% SIMETRAL S.A.
99.9% CRISTALCHILE COMUNICACIONES LTDA.
50.0% CORDILLERA COMUNICACIONES LTDA.
99.9% METROPOLIS-INTERCOM S.A.


35 SOUTH

RESULTS

Cristalerías de Chile S.A. consolidates its results with S.A. Viña Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger S.A.; as of the second quarter of 2001, it no longer consolidates results with Crowpla-Reicolite S.A. On June 29, 2001, Cristalerías de Chile S.A. and Embotelladora Andina S.A. subscribed a series of contracts designed to establish a partnership in the PET plastic packaging business through their subsidiaries, Crowpla-Reicolite S.A. and Envases Multipack S.A, respectively. This partnership materialized with the incorporation of Andina Inversiones Societarias S.A. as a 50% shareholder in Crowpla-Reicolite S.A. The remaining 50% continued in the hands of Cristalerías. Crowpla-Reicolite S.A. bought the necessary assets from Multipack.

The company's net profits were Ch$17,771 million, an increase of 1.1% as compared to the previous year 2000. The result is primarily due to improved operational results at Cristalchile itself, Viña Santa Rita and Ciecsa, partially offset by higher non-operating losses that rose from Ch$6,954 million in 2000 to Ch$8,446 million in 2001.

The non-operating result includes Ch$2,890 million profits on the sale of shares of Compañía General de Electricidad and Ch$1,990 million from the valuation of the Crowpla-Reicolite in the partnership with Multipack. These favorable effects on the non-operating result were countered by greater financial expenditures and losses at Cordillera Comunicaciones as a result of its investment in Metrópolis-Intercom.

Furthermore, pursuant to circular 081 issued by the Superintendency of Securities and Insurance (SVS) on February 22, 2002, the company



accounted for the devaluation in Argentina, in part, by using an exchange rate of 1.7 Argentinean pesos per U.S. dollar. This led to an accounting loss of Ch$2,226 million in the investment in 40% of Rayén Curá and of Ch$289 million by S.A. Viña Santa Rita as a result of its investments in Viña Doña Paula S.A.

In 2001, there is an extraordinary credit to results of Ch$1,785 million from the reversal of the outstanding balance of the provision for repairs of furnace C. This is shown in the financial statements under "extraordinary items."

Consolidated sales for Cristalerías totaled Ch$141,929 million, an increase of 9.6% as compared to 2000, adjusted for the non-consolidation with Crowpla-Reicolite and Ediciones Chiloé through Ciecsa during the year (Ch$12,468 million in 2000). The higher consolidated sales at Cristalchile originated




Mestre
M
ACEITE DE OLIVA
Mestre
EXTRA VIRGEN
500ml

fundamentally from higher sales in the glass business (10.1%), Santa Rita (5.0%) and Ciecsa (27.5%, deconsolidating Ediciones Chiloé in year 2000). Similarly, consolidated operating results totaled Ch$32,585 million, with an increase of 8.8% over 2000. The later figure follows adjustments of Ch$902 million to year 2000 operating profits and reflect the contribution to profits of Crowpla-Reicolite and Ediciones Chiloé in Ciecsa in that year. The glass business contributed Ch$20,741 million to operating results, Santa Rita Ch$11,181 million and Ciecsa, Ch$635 million.

INVESTMENTS IN SUBSIDIARIES

In 2001, Cristalerías de Chile S.A. paid for the 32,400,000 shares in Ciecsa S.A. subscribed in 2000 in the amount of 33,207 UF, bringing its stake in the company to 98.21%. In turn, Ciecsa S.A. used the funds to participate in capital increases in: Editorial Zig-Zag for Ch$57 million, Ediciones Financieras for Ch$291 million and Simetral for Ch$106 million.

In December 2001, Cristalerías de Chile S.A. sold all of its shares in the Argentine company Rayén Curá S.A.I.C. to its affiliate Cristalchile Inversiones S.A., in which it holds a 99.99% share.



Glass Packaging Business

Businesses and Activities

PRODUCTS AND MARKETS

Cristalerías de Chile S.A. is the Chilean market leader in the production and sale of glass containers. The company supplies a variety of industries, including wine, beer, soft drinks, juices, mineral water, liquors, food, and laboratories.

The company's flagship products are returnable and non-returnable glass bottles, available in a variety of formats, including crown or screw tops, wide-neck, decorated, labeled and or plastishield coated. Cristalerías de Chile's full line of products meets domestic and international quality standards. Cristalchile services over 200 customers in the aforementioned industries and also provides technical and sales assistance in the design and development of new containers, and in the processes of filling, closing, labeling, packing and distribution.

REAL ESTATE HOLDINGS AND EQUIPMENT



ANDI FRUT
Naranja
NECTAR DE
Minute Maid

The Company owns the following properties:

- Offices located at Hendaya 60, 2nd floor, in the Las Condes neighborhood of Santiago. The General Management, Comptrollership, and Sales offices of the Company are located here.
- A 50,000 m^2 glass container production facility located on approximately 325,000 m^2 of land in Padre Hurtado at Camino a Valparaíso 501.
- Approximately 500,000 m^2 of property in the locality of San Sebastián in the township of Cartagena, including sand mining and washing operations.
- Mining operations on 400 hectares of land in the El Turco zone of Cartagena.



- Four smelting furnaces.
- Eleven packaging forming IS machines with their respective inspection and packaging lines.

TECHNICAL ASSISTANCE CONTRACT

Cristalerías de Chile S.A. has a standing technical assistance contract with Owens Illinois, a company incorporated under the laws of the State of Ohio, United States of America. This agreement with one of the world's leading producers of glass containers -duly registered with the Central Bank of Chile- consists of a broad-ranging advisory package in such areas as expansion and modernization, manufacturing and design of containers, quality control, marketing and sales, among others.

MAIN SUPPLIERS

Ansac
Compañía Eléctrica de Río Maipo S.A.
Owens Illinois
Metrogas S.A.

No ownership relationship.

MAIN CLIENTS

Compañía Cervecerías Unidas S.A.
Viña Concha y Toro S.A.
Viña San Pedro S.A.
Sociedad Anónima Viña Santa Rita (*)
Embotelladora Andina S.A.

(*) Subsidiary


CONCHA Y TORO

COMMERCIAL ASPECTS

The Company's sales grew considerably, despite the contraction in overall spending in the Chilean economy which affected growth in all of the markets in which the firm is active. Sales volume reached 234,740 tons, a 5.9% increase in terms of tons and a 3.6% increase in units over 2000. This growth is the result of a varying performance among the different sectors of Company sales.

The area of glass containers for the wine industry showed growth over 2000, due to a 4% increase in exports of bottled wine, which reached 21.4 million cases, and strong growth in sales of glass containers in the local market, especially in the 1,100 cc. and 1,500 cc. screw top bottles.

There was hardly any variation in the beer market in 2001 in terms of per capita consumption compared to 2000. However, sales in returnable formats rose, thanks to the release of new products into the market. Non-returnable containers also grew notably as a result of the launching of new products and a greater share of this type of container in total beer sales.

Sales in the non-alcoholic, non-returnable bottle sector dropped slightly, fundamentally due to lower sales of the individual-size Coca-Cola format. This reduction was partly offset by increased sales in juice containers. Sales of returnable bottles maintained the high level of sales seen in 2000, essentially thanks to an


Coca-Cola
CONT. NETO 350 c.c.

increase in share of soft drink bottles of 1,000 cc. Due to its relatively low price to customers this type of container has been quite successful in the family size bottles.

Sales of liquor bottles fell because Pisco producers made sizable adjustments in their stock of bottles, in an effort to reduce operating costs.

Containers for the food industry recorded sales above those of 2000, due to the development of new products in such markets as olive oil and fruit preserves.

The Company undertook a number of activities in 2000 to enhance customer service, study and foster the development of new projects in glass containers and highlight the benefits of this type of packaging. Key activities in this area included:

- Consolidation of the "Client 2000" project which began the preceding year. The effort involved all areas of the Company and permitted greater flexibility and guaranteed product delivery, as well as a reduction in the stock of containers in customers' facilities. In addition, the new Customer Service Unit offered improved information to clients on orders follow up.
- Joint efforts with clients on new projects involving non-returnable containers, including advertising and point of sale support material for the final product.
- Sponsorship of important fairs where Cristalerías de Chile customers were key participants.


144,805
170,576
189,403
221,736
234,740
1997
1998
1999
2000
2001

GLASS SALES
(Tons)

- In Santiago, the massive glass recycling campaign showed important progress, which also spread to other regions throughout the country. The effort was disseminated through leading media and educational speeches were given at local schools to highlight the environmental benefits of glass containers. As in previous years, the Company continued to work closely with COANIQUEM, a prestigious private foundation in Chile that provides assistance to children who have suffered burns.
- The Company continued to edit a magazine —"En Vitrina"— targeted toward its customers. Topics included reports on the different industries that use glass, information on new glass container formats and company news. The publication has proved to be an outstanding means of improving contact and communication with clients.

PRODUCTION ACTIVITIES

The Company reached a record production volume of 216,761 tons in 2001, while achieving significant improvements in terms of efficiency and flexibility in the production processes. These results are primarily due to the high levels of technical staff training and to technological enhancements stemming from investments made in recent years.


Orange
Stones
Cerveza, naranja, 2.5° de Alcohol


CAP. 700 ML.

INVESTMENTS

In 2001, the Company invested US$ 33 million in fixed assets for the glass container business, including US$ 28 million for the rebuilding and expansion of furnace C, which has currently an annual production capacity of 90,000 tons. These projects fall within the Company's investment policy, designed to ensure that Cristalerías is always well poised to meet growing domestic and export-oriented demand.




PISCO CAPEL
35°

FINANCE AND ADMINISTRATION

The Company's individual sales were 10.1% higher than in 2000, reaching Ch$65,784 million with total sales in tons up by 5.9%.
Individual operating costs rose by 15.4% to Ch$39,802 million, which represents 60.5% of sales. Furthermore, the Gross Margin increased slightly by Ch$732 million as a result of costs associated with the dollar. The latter were partially offset by productivity improvements at the Company stemming primarily from an ambitious investment plan in state-of-the-art technology and the quality of the technical staff's training.
Individual general and administrative expenses rose by 5.6% during 2001 to Ch$5,241 million.
Individual operating income rose by 2.2% totaling Ch$20,741 million.
During 2001, the Company saw non-operating individual losses of Ch$1,415 million, as compared to the profit of Ch$476 million in 2000.
The reduction is due to: (i) higher financial expenditures as a result of Ch$3,536 million paid in interest on the syndicated loan the Company contracted to finance the Metrópolis-Intercom trade and (ii) a net loss in investments in affiliated companies.
The individual loss stemming from investments in affiliated companies was Ch$3,766 million, as compared to a loss of Ch$312 million in 2000.
The difference is primarily attributable to losses from Cristalchile Comunicaciones S.A. emanating from the investment in Metrópolis Intercom S.A. which were partially offset by CIECSA S.A., S.A. Viña Santa Rita, Envases CMF S.A. and Rayén Curá S.A.I.C.



Furthermore, the devaluation in Argentina and the application of an exchange rate of 1.7 pesos per dollar, as stipulated by the Chilean Superintendency of Securities and Insurance, resulted in losses for Cristalchile Inversiones S.A. and S.A. Viña Santa Rita of Ch$2,226 million and Ch$289 million, respectively.

Individual net financial income totaled Ch$1,783 million as compared to Ch$3,159 million in 2000. At December 31, 2001, the Company held liquid funds invested in financial instruments worth a total of Ch$39,866 million.

Cristalchile accrued income tax in the amount of Ch$3,340 million in 2001, compared to Ch$3,193 million in 2000.

Net profit for 2001 came to Ch$17,771 million, an increase of 1.1% over the previous year.


13,889
16,215
17,483
20,287
20,741
1997
1998
1999
2000
2001
INDIVIDUAL OPERATING INCOME
(MCh$ December 2001)

HUMAN RESOURCES

With a view toward supporting corporate goals and with an accent on team-work and a motivating environment, the human resources department focused on modern management in 2001 to promote the development and well-being of Company employees and world-class products and services.

The Company employed an average of 696 people, most of whom participated in some of the 31,915 hours of job-related training provided in the areas of technical specialization, management and skills development.

In the area of education, 1,452 student-aid grants and 32 college scholarships were made available to workers and their children.

As part of its welfare program, the Company maintained employee benefits in the health care area. In 2001, the medical staff at the multipurpose clinic located at the Padre Hurtado facility conducted 10,279 examinations, including preventive health care programs, as well as 2,841 dental exams for employees and their families.

A program was developed and implemented for alcohol and drugs consumption prevention. Training was provided to staff and to 20 in-house mentors were formed.

The Company continues to encourage employees to play sports and engage in recreational activities at its facilities.


THE ORIGINAL QUALITY
HEINEKEN LAGER BEER
Heineken
PREMIUM QUALITY
BREWED WITH NATURAL INGREDIENTS

Good relations with workers are reflected in the signing of a 6-year collective agreement with the "Sindicato de Trabajadores N°1."

Lastly, it is important to note that on November, 2001 Cristalerías de Chile S.A. was selected among the top 25 most attractive employers in Chile in a study conducted by the prestigious organization "Best Place to Work Institute, Latin America."

A WORD OF THANKS


Coca-Cola
light

The Board of Directors would like to extend its gratitude to all the staff of Cristalchile for their commitment, work ethic and ongoing cooperation in performing their duties. Their efforts are clearly reflected in the good work relations existing throughout the company.

COMMUNITY SERVICE

As in previous years, the Company made sizable contributions to local institutions actively engaged in designing and implementing educational and cultural programs. Additional contributions were made to organizations focusing on alleviating the impact of extreme poverty. Cristalchile is present in these areas based on the firm conviction that private enterprise has a key role to play in the harmonious development of society.

Building on a tradition, the Company worked closely with the fund-raising «Bread and Wine» dinner organized by the private foundation Hogar de Cristo in Chile's major urban areas. The Company also participated actively in the foundation's «One to One» campaign.

Cognizant of the importance of education for children from low-income families, the Company has once again provided assistance to the charitable organizations Primary Education Society, Barnechea Education Foundation and the Education and Social Development Foundation, which have conducted extensive, broadly-based endeavors in this area.

The Company has also cooperated with the Universidad Andrés Bello and Universidad Finis Terrae, two prestigious institutions of higher learning in Chile.

In the area of culture and the arts, the Company co-sponsored two gala concerts by the Israeli Philharmonic.Orchestra, conducted by Zubin Mehta, one each at the Santiago and Viña del Mar Municipal Theaters. The orchestra is ranked among the top five in the world. During the performance in Santiago, the Director was awarded the "Gabriela Mistral Teaching and Cultural Order of Merit" in the category of *Gran Oficial* in recognition of his contribution to universal culture and the teaching of music in Chile.



On December, S.A. Viña Santa Rita, Cristalchile's subsidiary, sponsored the exhibition "Espléndido Aislamiento: Arte de la Isla de Pascua" at the Metropolitan Museum of Art of New York. Fifty pieces from the Easter Island, created between the XIII and XIX centuries, set the presence of the Easter Island for the first time in the United States. All of the aformentioned objects are exhibited in the Michael C. Rockefeller room of the MET until the beginning of August, 2002.



Investment in Others business

METROPOLIS – INTERCOM S.A.

In 1994, the Company expanded its activities in the communications and entertainment areas into cable television, beginning with the acquisition of cable operators in the cities of Santiago, Viña del Mar, Los Angeles, Temuco, Valdivia, Puerto Montt and Puerto Varas. Cristalchile joined forces with TCI-Bresnan, now Liberty Media. As a result of the joint venture Cordillera Comunicaciones Ltda., known by its trade name «Metrópolis», was created. Cristalchile holds a 50% share in Cordillera through Cristalchile Comunicaciones S.A., of which Cristalchile in turn owns 99.99%.

In late 1995, the Company signed a merger agreement with CTC and El Mercurio, partners in Intercom. The ensuing merger gave rise in January 1996 to Metrópolis-Intercom S.A., in which Cordillera owned a 60% share and Intercom a 40% stake. As part of the agreement, Cordillera sold its network to CTC for approximately US$ 100 million. That amount was partially allocated to paying off corporate liabilities.

In May 2000, Cristalchile and Liberty Media acquired the 40% of Metrópolis-Intercom owned by their partner, Telefónica CTC Chile, in equal shares.

The agreement involved US$ 270 million to be paid for the following items: (i) the acquisition of 40% of Metrópolis-Intercom, (ii) the acquisition of 100% of the HFC network used by Metrópolis-Intercom and its related assets, and (iii) the acquisition of 100% of the subsidiary of Telefónica CTC Chile, Plataforma Técnica Red Multimedia S.A. (Red Multimedia), a company that provides the installation and maintenance services for that network. Agreement was also reached for Telefónica CTC Chile to grant Metrópolis-Intercom the use and possession of sections of its fiber optic network, chambers, ducts, accesses to buildings, space and services in Telefónica CTC Chile facilities, at




PPV



a total cost of US$ 4 million.

The highly competitive Cable TV industry in Chile is composed of two leading operators.

Metrópolis-Intercom's current infrastructure supports an array of communications-related services. As such, the company offers advanced video services, both analog and digital television, and high-speed Internet access.

Metrópolis-Intercom provides video services primarily in the Metropolitan area and Fifth Region of Chile, as well as the cities of Iquique, Rancagua, Los Angeles, Temuco, Valdivia, and Puerto Montt. High-speed Internet access is available solely in Santiago.

At national level, the company's market share in video within the cable industry is around 40%, reaching 55% in the city of Santiago, and more specifically reaching over 70% in the higher-income segment.

In its first year of operations, the broadband Internet business has attained a market share of some 40%. The figure currently accounts for residential users of the cable modem service.

In 2001, Metrópolis-Intercom launched its high-speed Internet access service and finished out the year with 12,605 customers. The video business was hit by high unemployment rates, stiff competition and the devaluation of the Chilean Peso. These conditions led to an increase in contract cancellations, a reduction in average prices and rising costs in dollars. The year concluded with 268,451 basic service subscribers, a reduction of 6,085 (2.2%) subscribers as compared to 2000. Nonetheless, premium subscriptions rose by 6% in 2001, reaching a total of 41,381 subscribers by the end of the year. The Company attained sales of Ch$45,847 million, compared to Ch$44,880 million in 2000 with a net loss of Ch$9,837 million, as compared to a loss of Ch$3,766 million the preceding year. The diminished result is primarily due to depreciation and


HBO™


internet

amortization for a full year (Ch$9,312 million) for the HFC network acquired in June 2000, to higher provisioning for non-collectables as a result of the recession and to an increase in non-operating losses stemming from a higher financial burden.

In 2001, Company efforts were focused on improving its information systems, reorienting processes toward improved customer service and on a cost rationalization plan.

Cordillera Comunicaciones Ltda. (owner of 99% of Metrópolis-Intercom S.A.) showed losses of Ch$14,068 million, as compared to losses of Ch$7,870 million in 2000. The downward variation is primarily due to: (i) A loss of Ch$9,837 million from the negative results at Metrópolis-Intercom; (ii) An additional burden of Ch$2,475 million 2001, stemming from goodwill amortization due to the purchase of 40% of Metrópolis-Intercom. The aforementioned acquisition generated goodwill in the amount of Ch$50,283 million which will be amortized over a period of 20 years.

MEGAVISION

Cristalchile participates in mass media companies through CIECSA, in which it holds a 98.2% stake. These activities include newspapers, publishing houses and, fundamentally, broadcast television through its ownership of Megavisión. In November 1989, the Company acquired the perpetual rights to 21 domestic television frequencies. In October 1990, the nation's first fully-private broadcast television network commenced operations under the name of «Megavisión».




MEGA
noticias


PEPSI

In December 1991, Cristalchile joined forces with Televisa S.A. de C.V. of Mexico, the largest television consortium in the Spanish-speaking world. Televisa purchased a 49% stake in Megavisión from Cristalchile and other members of the Elecmetal group. Today, the network links 66 transmitters and relay stations and covers close to 98% of Chilean territory.

In 2000, Megavisión continued to confront unfavorable market conditions for broadcast television, which contracted by approximately 1% as compared to 2000. However, Megavisión's sales in 2001 totaled Ch$16,122 million, compared with Ch$12,641 million in 2000. This represents an increase of 27.5% for a market share that rose from 9.9% to approximately 12.8% over the course of the year. Consequently, operating income rose from Ch$76 million in 2000 to Ch$635 in 2001. Through December 2001, Megavisión showed losses of Ch$674 million, Ch$200 million below the Ch$874 million lost in 2000.

In 2001, the Company rolled out a new corporate image, following studies to position the station more effectively. As such, an accent was placed on live programming and a new name and slogan, "Mega, se vive," were introduced.

On the labor front, a broadly-based collective bargaining agreement was signed. That accord will be in force for the next two years.

Training rose by 50%, with an accent on increased productivity and the use of new technologies.



Audience share also expanded slightly in 2001 —as measured from 9:00 am to 1:00 am (16 hours a day), seven days a week—to 19.4 points (up from 19.3 in 2000).

In 2002, the Company plans to continue with its strategy of strengthening programming at times that attract the best investment in advertising. This approach is designed to enable Mega to compete more effectively with traditional stations.

EDICIONES FINANCIERAS S.A.


EL DIARIO
Demanda externa lleva

This Company, which publishes the «El Diario» newspaper, showed important achievements during the year. Advertising sales rose by 21%, which compares quite favorable to the 12% loss in advertising investment suffered by the traditional written media in 2001.

The results for the year reflect management achievements in moving from a loss of Ch$160 million in 2000 to profits of Ch$101 million in 2001. Specialized surveys carried out by independent companies pointed to «El Diario» as a leader in the economic press. One such study, conducted by Search Marketing, notes that this leadership is reflected in the increase in readership from 27,980 in 2000 to 29,460 in 2001. Subscriptions also grew substantively in 2001 as compared to 2000, with an 11% increase.

Viña Santa Rita

SOCIEDAD ANONIMA VIÑA SANTA RITA



Since 1980 Cristalchile has participated in the wine-making industry through its 54.1% stake in Sociedad Anónima Viña Santa Rita (Santa Rita). Santa Rita is the nation's leader in terms of domestic sales and the third largest exporter of bottled wine. The company sells wines under its own brand name and under those of Viña Carmen and Sur Andino and also have shown particularly successful results in foreign markets.

In 2001, Santa Rita's consolidated sales totaled Ch$65,076 million, a 5% increase in real terms over the 2000 figure. Profits were Ch$7,220 million, with an increase of 16% over the preceding year. These results are mainly due to an increase in the volume of total sales, improved contribution margins (stemming from a reduction in the cost of raw materials) and the depreciation of the Chilean Peso during the course of the year.

Santa Rita increased its share of physical sales in the domestic market by 11% as compared to 2000. Market share also rose, bringing Santa Rita to the leading position in the final quarter of the year.

Prices fell by 13% in real terms, as a result of the drop in the cost of raw materials. This is because the last two harvests have significantly surpassed those of the previous years as additional land has come into production. The expansion in the domestic market is


Santa Rita
MEDALLA REAL
Santa Rita
1999
Sauvignon Blanc
D.O. VALLE DEL RAPEL

partly due to increased sales of the 120 brands in the 1,100 cc and 1,500 cc formats in screw-top glass bottles and the 1,500 cc format in Tetrapak.

In the area of bottled wine exports, consolidated shipments from Santa Rita reached a total of 1,626,422 cases, a 2% increase over 2000, totaling US$49 million. Santa Rita obtained an average price of US$ 30.1 per case. The price attained by Santa Rita is over 25% higher than the approximately US$ 23.9 per case paid on average for Chilean export wines.

Among its non-operating results, Viña Santa Rita shows results for investments in other companies of Ch$474 million corresponding to Viña Los Vascos S.A. The majority stockholder in Los Vascos is Les Domaines Barons de Rothschild (Lafite) with a 57% share. Santa Rita holds the remaining 43%. In 2001, Viña Los Vascos S.A. sold 316,000 cases at an average price of US$ 35.6 per case for a net profit of Ch$1,101 million. The latter figure is similar to the results for 2000.

Investments during the year were primarily focused on the areas of agriculture, enology and operations. These investments are a fundamental part of Santa Rita's strategic plan, which is aimed at the production of high quality wines and to obtain substantive gains in productivity.

Viña Santa Rita owns 1,933 hectares of agricultural land. It also rents 297 hectares through long-term contracts bringing the vineyard to a total of 2,230 hectares. Of this total, 1,897 were planted as of December 2001, divided into 1,008 hectares in the Maipo Valley, 372 hectares in the Rapel Valley, 199 hectares in the Maule Valley and 317 hectares in the Casablanca Valley.

In addition, through Viña Doña Paula – located in the province of Mendoza, Argentina- the vineyard owns a total of 800 hectares, of which 247 are planted with varieties of fine grapes.

Significant investments in the enology area are in construction and in wine-making equipment, including pumps, filters, refrigeration and stainless steel vats. New stainless steel tanks were also installed to increase the production capacity at the Alto Jahuel, Palmilla, Lontué and Viña Carmen facilities.

Investments were also made in operations, specifically in wine cellars to provide Santa Rita with increased autonomy, flexibility and speed.


CARMEN
Desde 1850
MARGAUX
CABERNET SAUVIGNON
2000
D.O. VALLE CENTRAL


1,155
1,345
1,397
1,593
1,626
1997
1998
1999
2000
2001
EXPORT SALES
(Th cases)



In January 2001, Santa Rita conducted a successful bond placement in the amount of 1.2 million Ch UF with 5-year (16.7%) and 21-year (83.3%) terms. The funds thus generated have been allocated to refinancing liabilities and to the continuation of the company's planned investments.
On April, the President of the People's Republic of China, Jiang Zenin, in his visit to Chile, realized his only personal visit to Santa Rita's facilities. In that occasion, he was accompanied by President Ricardo Lagos, ministers and representatives from both countries.
Authorities and their respective commissions were received by Cristalerías de Chile and Viña Santa Rita's President, Ricardo Claro, who conducted them through the vineyards, winery and cellars.

ENVASES CMF S.A.


ANDI
FRUT
NÉCTAR DE
Naranja

The plastic container sector is key to Cristalchile's development. The company maintains a presence in this industry through Envases CMF S.A.

After taking over a 99.99% stake in Cristal Plásticos Ltda. and Reicolite S.A., Cristalchile merged the two firms in 1997 to create Crowpla-Reicolite S.A. and began operations in March of that year at the 15,000 sq. mt. facility located in the Santiago district of Pudahuel.

In 2001, Cristalerías de Chile S.A. and Embotelladora Andina S.A. agreed to form a partnership in the plastic packaging area through their subsidiaries Crowpla-Reicolite and Envases Multipack. This was effected by means of a capital increase to give Andina Inversiones Societarias S.A. a 50% share in Crowpla-Reicolite S.A. The remaining 50% continues to be held by Cristalerías de Chile S.A. The company's name was subsequently changed to Envases CMF S.A.

CMF manufactures a variety of plastic containers for such industries as non-alcoholic beverages, cooking oils, cleaning products, chemicals, lubricants and agribusiness. In 2001, innovative packages were developed for the juice, dairy product and wine markets.





25,389
6,600
7,382
9,064
9,561
1997
1998
1999
2000
2001*
SALES
(Tons)

* Include Crowpla-Reicolite y Multipack (CMF)

In 2001, physical sales for CMF rose by a substantive 17% above the aggregate sales attained by Crowpla-Reicolite and Multipack in 2000, from 21,670 to 25,389 tons. The growth is largely due to sales in returnable PET bottles and the development of a 250 cc format for soft drinks. Non-returnable soft drink and juice bottles also grew by 8.4% and PET pre-form rose by 35%, primarily as a result of increased sales in the domestic market.

In the edible oil market, it is worth mentioning the cap supply agreements reached with leading players this market, which have placed CMF at the forefront of the industry with an estimated market share of 75% of the domestic production for 2001.

In 2001, the Company continued its penetration of the juice and dairy product markets which are renowned for the high technological development of their containers.

Envases CMF total sales were Ch$27,897 million in 2001, with operational results of Ch$3,220 million or 178% above the Ch$1,158 million of 2000. Net profit came to Ch$1,838 million, an increase of 203% as compared to the Ch$607 million the preceding year. These resultsn are primarily due to the increased sales stemming from the merger of Crowpla-Reicolite S.A. and Envases Multipack S.A., the development of new PET packages and caps for different markets and growing product diversification.

The concentration of operations at a single plant, slated to be finalized in June 2002, will contributed substantively to improvements in profitability, productivity and efficiency of the new company.

A landmark event of 2001 was the ISO 9001 certification obtained by Crowpla-Reicolite which attests to the quality of its products, processes and services.


ahora
3 Litros
Coca-Cola
NETO 3.000 c.c.

Index to Consolidated Financial Statements

As of December 31, 2001 and 2000

$	-	Chilean Pesos
Th$	-	Thousands of Chilean Pesos
M$	-	Million of Chilean Pesos
US$	-	United States Dollars
ThUS$	-	Thousands of United States Dollars
UF	-	A UF is a daily, indexed Peso-denominated accounting unit. The UF rate is set daily in advance based on the change in the Chilean Consumer Price Index (CPI) of the previous month.

Independent Auditors' Report

To the Shareholders of
Cristalerías de Chile S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Cristalerías de Chile S.A. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and cash flows for the years then ended. These financial statements (including the accompanying notes) are the responsability of the Company and Subsidiaries´ management. Our responsibility is to express an opinion of these financial statements based on our audits.

We did not audit the financial statements at year ending December 31, 2001 of the following subsidiaries that consolidate with Cristalerías: Constructora Apoger S.A. and Viña Doña Paula S.A., which statements reflect total assets of MCh$4,334,278 and net income for MCh$1,375,967 as of December 31, 2001. Likewise, we have not audited financial statements of the related companies Envases CMF S.A. and Rayén Curá S.A.I.C., which, as a result of the application of the VPP represent a total investment for MCh$27,441,327, and a net loss of MCh$851,085 for the fiscal year ended December 31, 2001. Those statements were audited by other auditors whose reports have been provided to us, and our opinion insofar, as it relates to the amounts included for these companies, is based solely on the report of those other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the REPORT of others auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the REPORT of the other auditors, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of Cristalerías de Chile S.A. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Rubén López D. ARTHUR ANDERSEN-LANGTON CLARKE

Santiago, February 28th, 2002

Consolidated Balance Sheet

	At December 31	
	2001 Th$	2000 Th$
TOTAL CURRENT ASSETS	**119,896,652**	**114,128,508**
Cash	2,815,861	2,105,158
Time Deposits	22,731,793	18,403,839
Marketable Securities (Net)	13,045,240	8,398,679
Accounts Receivable (Net)	31,748,130	33,962,282
Notes Receivable (Net)	4,236,810	4,248,456
Miscellaneous Accounts Receivable (Net)	649,782	907,447
Documents and Accounts Receivable Related Companies	436,351	460,507
Inventories (Net)	28,802,119	33,488,731
Taxes Receivable	1,479,368	785,983
Prepaid Expenses	1,154,810	806,203
Deferred Taxes	1,265,050	810,012
Other Current Assets	11,531,338	9,751,211
TOTAL Fixed ASSETS	**128,545,007**	**121,016,620**
Land	12,931,166	12,245,128
Constructions and Infrastructure	52,067,805	48,968,029
Machinery and Equipment	125,755,365	116,223,481
Other Fixed Assets	9,950,609	14,978,649
Goodwill from Technical Revaluation of Fixed Asset	8,286,374	10,270,196
Depreciation	(80,446,312)	(81,668,863)
TOTAL OTHER ASSETS	**144,686,977**	**128,728,423**
Investments in Related Companies	111,555,928	103,528,024
Investments in Other Companies	1,430,266	1,566,535
Negative Goodwill	8,875,457	10,244,410
Long-term Debtors	217,251	128,230
Notes and Accounts Receivable from Related Companies	11,452	1,381,048
Intangibles	11,250,094	11,106,423
Amortization	(790,431)	(635,781)
Other	12,136,960	1,409,534
TOTAL ASSETS	**393,128,636**	**363,873,551**

LIABILITIES	At December 31 2001 Th$	2000 Th$
TOTAL CURRENT LIABILITIES	**50,360,188**	**46,269,444**
Short Term Debt-Banks	2,025,552	5,014,709
Current Portion of Long-Term Debt-Banks	16,288,092	11,083,700
Current Portion of Long-Term Debt-Bonds	259,200	413,353
Current Portion of Long-Term Debt-Others	202,066	156,773
Dividends Payable	981,388	744,055
Accounts Payable	7,988,897	7,970,592
Notes Payable	4,027,025	6,489,728
Miscellanneous Creditors	602,441	624,226
Notes and Accounts Payable to Related Companies	1,939,497	1,800,021
Provisions	9,565,558	7,472,164
Withholdings	2,726,038	2,285,471
Income in Advance	1,471,360	2,214,652
Other Current Assets	2,283,074	-
TOTAL LONG-TERM LIABILITIES	**95,057,480**	**81,854,063**
Long-Term Debt-Banks	63,442,315	70,268,866
Long-Term Debt-Bonds	19,921,759	609,705
Notes Payable	259,416	365,721
Long-term Micellaneous Creditors	2,287,689	614,810
Long-term Provisions	6,732,575	9,794,414
Long-term Deferred Taxes	1,965,818	200,547
Other Long-Term Liabilities	447,908	-
MINORITY INTEREST	**34,322,268**	**32,442,969**
TOTAL SHAREHOLDERS' EQUITY	**213,388,700**	**203,307,075**
Paid-in Capital	62,863,356	62,863,356
Shares Sale Premium	26,794,558	26,794,558
Other Reserves	7,942,919	6,357,244
Reserve for Future Dividends	102,798,113	94,117,768
Net Income (Loss)	17,770,611	17,570,548
Interm Dividends	(4,657,728)	(4,285,529)
Accumulated Deficit during development period	(123,129)	(110,870)
TOTAL LIABILITIES	**393,128,636**	**363,873,551**

Consolidated Income Statement

	Year ending December 31	
	2001	2000
	Th$	Th$
OPERATING INCOME	**32,584,528**	**30,851,557**
Operating Margin	54,466,716	54,155,175
Net Sales	141,928,816	144,962,066
Cost of Sales	(87,462,100)	(90,806,891)
Sales and Administrative Expenses	(21,882,188)	(23,303,618)
NON-OPERATING INCOME (Loss)	**(8,445,688)**	**(6,953,730)**
Interest Income	2,839,412	3,008,436
Income from Investments in Related Companies	1,457,549	1,141,059
Other Non-Operating Income	6,709,775	1,774,426
Equity in Net Loss of Related Companies	(8,852,151)	(3,939,909)
Negative Goodwill Amortization	(822,466)	(809,444)
Interest Expenses	(6,931,247)	(5,130,057)
Other Non-Operating Expenses	(1,923,907)	(1,898,181)
Price Level Restatements	(2,269,680)	(2,126,035)
Exchange Rate Differences	1,347,027	1,025,975
NET INCOME BEFORE TAX AND EXTRAORDINARY ITEMS	**24,138,840**	**23,897,827**
INCOME TAXES	(4,982,312)	(3,763,459)
EXTRAORDINARY ITEMS	1,785,074	-
INCOME (LOSS) BEFORE MINORITY INTEREST	20,941,602	20,134,368
MINORITY INTEREST	(3,170,991)	(2,563,820)
NET INCOME (LOSS)	**17,770,611**	**17,570,548**

Consolidated Cash Flow Statement

	Year ending December 31	
	2001 Th$	2000 Th$
NET CASH FLOW FROM OPERATING ACTIVITIES	**39,289,746**	**34,476,818**
Recovery of Accounts Receivable	169,183,965	164,950,257
Interest Income Received	6,340,888	3,780,427
Dividends and Other Distributions Received	436,897	330,270
Other Income Received	1,974,227	845,100
Payment to Suppliers and Personnel (minus)	(115,287,120)	(116,231,133)
Interests Paid (minus)	(6,310,232)	(3,799,415)
Income Tax Paid (minus)	(4,589,066)	(3,872,747)
Other Expenses Paid (minus)	(2,627,106)	(1,576,679)
V.A.T. and Other Taxes Paid	(9,832,707)	(9,949,262)
NET CASH FLOW FROM FINANCING ACTIVITIES	**5,015,698**	**45,870,978**
Proceeds from Share Issue	-	1,489,705
Loans Received	8,461,852	68,313,763
Due to the Public	18,307,312	-
Secured Loans from Related Companies	1,909,679	1,431,323
Other Sources of Funds	944,737	-
Paymentof dividends (minus)	(9,453,345)	(8,712,706)
Loans Payment (minus)	(11,708,795)	(10,969,466)
Payment Public Obligations (minus)	(1,057,645)	(894,569)
Repayment of Secured Loans from Related Companies (minus)	(2,194,205)	(3,361,134)
Repayment of Other loans from Related Companies (minus)	(36,748)	(89,978)
Share Issue Payments (minus)	(157,144)	(1,334,394)
Other Financing Disbursements (minus)		
NET FLOW FROM INVESTMENT ACTIVITIES	**(33,947,884)**	**(76,302,249)**
Sale of Fixed Assets	1,466,838	786,669
Sale of Permanent Investments	920,823	1,833,233
Sale of Other Investments	53,813,084	47,798,838
Proceeds from Secured Loans to Related Companies	1,280,384	1,867,600
Proceeds from Other Loans to Related Companies	50,670	1,197
Other Investment Income (futures)	10,367,241	991,322
Capital Expenditures (minus)	(32,730,097)	(19,806,770)
Permanent Investments (minus)	(3,932,860)	(83,452,104)
Investments in Financial Instruments (minus)	(64,978,814)	(23,722,757)
Loans to Related Companies (minus)	-	(38,530)
Other Loans to Related Companies (minus)	(151,666)	(1,868,801)
Other Investment Disbursements (minus)	(53,487)	(692,146)
TOTAL NET CASH FLOW FOR THE PERIOD	**10,357,560**	**4,045,547**
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENT	**(1,252,114)**	**(1,809,889)**
NET CHANGE OF CASH AND CASH EQUIVALENT	**9,105,446**	**2,235,658**
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	**28,670,065**	**26,434,407**
FINAL BALANCE OF CASH AND CASH EQUIVALENT	**37,775,511**	**28,670,065**

Consolidated Cash Flow Statement

	Year ending December 31	
	2001	2000
	Th$	Th$
Net Income (Loss) for the Period	**17,770,611**	**17,570,548**
Sale of Assets:	**(2,033,151)**	**(358,845)**
(Income) Loss in Sale of Fixed Assets	(43,202)	(123,150)
(Income) in Sale of Investments	(1,989,949)	(252,999)
Loss in Sale of Investments	-	17,304
Non-Cash Losses (Gains)	**25,200,981**	**19,988,393**
Depreciation for the year	11,781,551	11,450,725
Intangibles - Goodwill	1,210,597	273,003
Write-offs and Provisions	3,881,791	3,624,246
Accrued Income from Equity in Related Companies	(1,457,549)	(1,141,059)
Accrued Loss from Equity in Related Companies	8,852,151	3,939,909
Negative Goodwill Amortization	822,466	809,444
Price Level restatements	-	-
Net Exchange Rate Differences	2,269,680	2,126,035
Non-cash flow Other Credits	(1,347,027)	(1,025,975)
Non-cash flow Other Charges	(3,277,823)	(1,697,952)
Other Non-Cash Flows	2,465,144	1,630,017
Net changes in Assets (Increase) Decrease	**(8,673,907)**	**(5,909,738)**
Accounts Receivable - Sales	(5,871,651)	(4,444,953)
Inventories	831,519	2,336,188
Other Assets	(3,633,775)	(3,800,973)
Net changes in Liabilities (Increase) Decrease	**3,854,221**	**622,640**
Accounts Payable Related Companies from operating activities	1,610,502	(148,924)
Interests Payable	(1,063,233)	(149,263)
Net Income Tax Payable	1,518,279	641,877
Accounts Payable to Related Companies from non-operating activities	2,036,577	(108,898)
V.A.T. and Other Taxes Payable	(247,904)	387,848
Income (Loss) from Minority Interest	3,170,991	2,563,820
NET CASH FLOW FROM OPERATING ACTIVITIES	**39,289,746**	**34,476,818**

1. CORPORATION IDENTIFICATION AND REGISTRATION IN THE REGISTRY OF SECURITIES

The corporation is registered in the Registry of Securities under number 061 and the Securities and Insurance Commission is in charge of its supervision.

The subsidiary S.A. Viña Santa Rita is registered in the Registry of Securities under number 390 of the Securities and Insurance Commission.

2. ACCOUNTING CRITERIA APPLIED

a) Accounting Period:

These financial statements correspond to the January 1st – December 31st period of 2001 and 2000.

b) Basis for Preparing these Financial Statements:

These consolidated financial statements at December 2001 and 2000, have been prepared in accordance with generally accepted accounting principles and the rules given by the Securities and Insurance Commission. The latter shall prevail in the event of any discrepancies between the two.

c) Basis of Presentation:

For comparison purposes, the financial statements and the figures included in the explanatory notes related to the year 2000 are presented updated 3.1% (but not shown on books) at December 31, 2001.

d) Basis of Consolidation:

The consolidated financial statements include the balances of the subsidiaries Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Viña Santa Rita consolidated, and Constructora Apoger S.A. consolidated. In December 2001 the parent company has not included Envases CMF S.A. in the consolidation, because of the decrease in that company's stake to 50% from 99.99%, as expressed in Note 13.

Ciecsa consolidated includes the balances of its subsidiary Red Televisiva Megavisión S.A., in which it holds a 78.01% share of its equity. As of the third quarter of 2001, it has not been consolidated with Ediciones Chiloé S.A due a reduction in the stake in that company from 75% to 50%.

S.A. Viña Santa Rita consolidated includes the balances of its subsidiaries Viña Carmen S.A., with a 99.9% share of its equity in 2001 and 2000, Viña Doña Paula S.A., with a 100% share in 2001, (in 2000 it was not included in the consolidation) and Sur Andino S.A., with a 100% share in 2001 (created on March 1st, 2001).

Sociedad Constructora Apoger S.A. includes the balances of its subsidiary Inmobiliaria Monte Azul Ltda., of which it owns a 99% share.

Balances, transactions, charges and intercompany devolutions were eliminated in the consolidation.
The subsidiaries included in the consolidation are presented in table attached hèreto.

RUT	CORPORATION	SHARE (%) 12-31-2001 DIRECT	INDIRECT	TOTAL	12-31-2000 TOTAL
96.721.580-5	CRISTALCHILE COMUNICACIONES S.A.	99.9998	0.0000	99.9998	99.9980
96.767.580-6	CONSTRUCTORA APOGER S.A.	80.0000	0.0000	80.0000	80.0000
96.608.270-4	CIECSA S.A.	98.2102	0.0000	98.2102	98.0700
86.881.400-4	ENVASES CMF S.A. (EX CROWPLA-REICOLITE S.A.)	50.0000	0.0000	50.0000	99.9900
86.547.900-K	S.A. VIÑA SANTA RITA	54.0970	0.0000	54.0970	54.0970
96.972.440-5	CRISTALCHILE INVERSIONES S.A.	99.9900	0.0100	100.0000	0.0000

e) Price-level Restatements:

The financial statements have been restated considering the variation of 3.1% in the Consumer Price Index of the currency occurred during the 2001 fiscal year (4.7% in 2000).

f) Basis of Conversion:

The balances in foreign currency and ChUF (indexed currency unit) have been converted into Pesos at the parity indicated below:

	2001 $	2000 $
Dollar of the United States of America	654.79	573.65
Canadian Dollar	410.73	382.51
Sterling Pound	948.01	856.58
Italian Lira	0.30	0.28
German Marc	296.36	275.50
Swiss Franc	390.62	354.87
French Franc	88.36	82.15
Danish Crown	77.82	72.25
Swedish Crown	62.14	60.76
EURO	578.18	538.84
ChUF (indexed currency unit)	16,262.66	15,769.92

g) Marketable Securities and Time Deposits:

Transactions of short-term fixed rate instruments are presented at the value of the return on investment, which does not exceed the market value at December 31st, 2001.

Investments in shares are presented at the lowest value between the corrected cost and the market value.

Time deposits are presented at the price of the investment plus the adjustments and interests accrued at the date of the fiscal year.

Investments carried out by the Parent Company in bonds of Celulosa Arauco are recorded at par value, without adjusting them to the market value because there is the intention of keeping them until their expiry in the long term.

h) Inventories:

The inventories of finished products have been valued at December 31st, 2001 and 2000 at the duly updated production cost, and raw materials and materials at the cost of the latest purchase, or at their corrected cost. These valuations do not exceed the net realization value.

The inventories of foreign TV programs to be shown, are valued at their purchase cost, at the rate of exchange at the closing of the fiscal year. The local programs, are valued according to the terms of the respective contracts.

The inventories at the closing of the each fiscal year represent the value of the movies and videos contracted and the proportion of repetitions yet to be shown. The actual cost of the programs is charged to results as the programs are shown.

i) Bad Debtors:

The parent company and its subsidiaries have made a provision for bad debts, which is deducted from debtors from sales and notes receivable. The criteria adopted for the calculation is the age of the balances.

j) Fixed Assets:

The property in the fixed assets is presented at the purchase cost plus the legal and regulatory accumulated revaluations at December 31st, 2001 and 2000.

k) Fixed Assets Depreciations:

The depreciations of these assets are calculated over the updated values, according to the linear depreciation system considering the estimated useful life of the assets.

l) Assets in Leasing:

None.

m) Transactions of Sales with Back Rental:

None.

n) Intangibles:

The corrected value of acquisition of commercial brands and T.V. Channel 9's frequency is presented as an intangible. The amortization period is 40 years. In addition, the subsidiary S.A. Viña Santa Rita includes the costs incurred in the brand registration, which are amortized in the time it takes to renew them.

o) Investments in Related Companies:

Investments in shares and rights in related companies have been valued according to the Company's share in the equity of its subsidiaries and associated companies (VPP), pursuant to the procedures established for these purposes in Circular Letter 368 of the Securities and Insurance Commission. Investments abroad have been valued in accordance with the provisions in Technical Bulletin N° 64 of the Chilean Accountants' Association.

At December 2001 the consolidation of Envases CMF S.A. (former Crowpla Reicolite S.A.) has not been included because it reduced its share in that company from 99.99% to 50% by assigning part of the option it had in the capital increase carried out by Crowpla Reicolite S.A. to Andina Inversiones Societarias S.A. on June 29, 2001.

p) Goodwill:

The negative goodwill has resulted from comparing the price paid for the investment made with the proportional value that corresponded to that investment in the company's equity.

The amortization of these values is carried in a period of twenty years.

At December 31st, 2001 and 2000 there is no goodwill.

q) Operations with Repurchase and Resale Agreement:

The financial instruments acquired with resale agreement are presented at their acquisition value plus the interests and adjustments accrued at the closing of the fiscal year and they are classified as Other Current Assets in the terms established in Circular Letter number 768 of the Securities and Insurance Commission.

r) Obligations with the Public:

Obligations due to bonds issued are presented at their nominal value plus adjustments and interests accrued at the closing of each fiscal year. The lower value obtained in relation to their par value is amortized in proportion to the payment or redemption of the capital installments of such bonds as well as the expenses corresponding to the placement of long-term bonds.

s) Deferred Taxes and Income Tax:

The corporations have fulfilled the accounting of deferred taxes as provided for in Technical Bulletins No. 60 and 71 of the Accountants' Association and the rules indicated in Circular Letter 1,466 of the Securities and Insurance Commission. The Income Tax is accounted for calculating the net taxable income determined according to the rules established in the Income Tax Law.

t) Severance Payments for Years Worked:

The parent company has a provision for the total severance payments for years worked for the company of its personnel in accordance with the collective bargaining with its workers. This provision is presented at the current value of the obligation.

u) Net Sales:

Consolidated companies acknowledge the income of its operations on an accrued basis according to the generally accepted accounting principles in Chile.

v) Derivative Contracts:

The parent company and its subsidiaries Ciecsa S.A. and S.A. Viña Santa Rita maintain Future Contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Chilean Accountants' Association.
The amount of Th$1,517,546 that was included in Interest Income was reclassified as Exchange Rate Differences for comparative purposes.

w) Computer Software:

The parent company and S.A. Viña Santa Rita developed computer software with its own resources and also acquired computer packages from third parties. Disbursements due to in-house software development are charged to results as they arise. The computer packages are recorded as Fixed Assets and amortize in 36 months in the parent company and in 48 months in the subsidiary S.A. Viña Santa Rita.

x) Research and Development Expenses:

The companies do not record any expenses in this item.

y) Cash Flow Statement:

According to the current legislation of the Securities and Insurance Commission and the Chilean Accountants' Association, the Corporation has considered Time Deposits, Investments in Fixed Rate Mutual Funds, and Agreements due in less than 90 days, as cash equivalent in the preparation of the Cash Flow Statement.
The item "Flow Generated from Operating Activities" includes cash flows related to the Corporation's line of business, interests paid, interest income earned, dividends earned, and all those elements that are not defined as Investment or Financing.
The item "Investments in Financial Instruments" includes disbursements originated by time Deposits and Agreements due in more than 90 days.

3. ACCOUNTING CHANGES

There are no accounting changes that affect the Consolidated Financial Statements at December 31st, 2001 and 2000.

4. MARKETABLE SECURITIES

Investments in shares of Th$3,269,521, Fixed Rate Mutual Funds in US$ for Th$9,678,325, Th$71,599 for interests accrued from Long-Term Bonds, and Th$25,795 for investment in Mutual Funds in pesos are included at December 31st, 2001.

The investment in PRCs of the Central Bank for Th$2,581,949, in shares for Th$5,777,099 and Th$39,631 for investment in Mutual Funds in Pesos are included at December 31st, 2000.

The appendix on Fixed Rate Instruments attached presents long and short-term investments, according to Note 17.

a) Balance Composition

	ACCOUNTING VALUE	
INSTRUMENTS	12/31/01	12/31/00
Shares	3,269,521	5,777,099
Bonds	71,599	-
Mutual fund installments	9,704,120	39,631
Public offer notes	-	2,581,949
Total Marketable Securities	**13,045,240**	**8,398,679**

b) Shares

		NUMBER OF	SHARE	STOCK EXCHANGE		CORRECTED
RUT	CORPORATION	SHARES	(%)	UNIT VALUE	INVEST. VALUE	COST
96.512.200-1	BODEGAS Y V.SANTA EMILIANA S.A.	56,123,743	8.80	91	5,118,485	3,269,521
Value of Investment Portfolio					**5,118,485**	**3,269,521**
Adjustment Provision		-				-
Accounting Value of Investment Portfolio						**3,269,521**

c) Fixed Rate Instruments

INSTRUMENT	DATE		PAR	ACCOUNTING VALUE		MARKET	
	PURCHASE	EXPIRY	VALUE	AMOUNT	RATE	VALUE	PROVISION
CELULOSA ARAUCO BONDS	11-16-2001	09-15-2005	3,910,033	4,088,233	6.95	3,982,853	-
CELULOSA ARAUCO BONDS	11-21-2001	09-15-2005	4,948,848	5,158,285	6.95	5,045,845	-

d) Mutual Funds

INSTITUTION	DATE START	EXPIRY	ANNUAL RATE	CAPITAL PLACED US$	CAPITAL PLACED $	ACCRUED INTERESTS US$	ACCRUED INTERESTS $	CURRENT PLACEMENT US$	CURRENT PLACEMENT $
JP MORGAN	11/20/01	1/31/02	2.20	359,964	235,701	902	591	360,866	236,291
JP MORGAN	11/14/01	1/31/02	2.20	5,860,266	3,837,244	16,832	11,021	5,877,098	3,848,266
JP MORGAN	11/15/01	1/31/02	2.20	1,261,980	826,332	3,548	2,323	1,265,528	828,655
JP MORGAN	11/30/01	1/31/02	2.20	2,088,625	1,367,611	3,957	2,591	2,092,582	1,370,202
JP MORGAN	11/28/01	1/31/02	2.20	2,013,870	1,318,662	4,061	2,659	2,017,931	1,321,321
JP MORGAN	11/21/01	1/31/02	2.20	2,380,353	1,558,631	5,819	3,810	2,386,172	1,562,441
JP MORGAN	11/14/01	1/31/02	2.20	778,395	509,685	2,236	1,464	780,631	511,149
TOTAL									**9,678,325**

5. SHORT AND LONG-TERM DEBTORS

The balances of Short and Long-term Debtors are presented in the table attached.

The Provision for Bad Debts of Th$528,989 in 2001 (Th$539,982 in 2000) is presented deducting the balances of Debtors from Sales and Notes Receivable.

The balances of Short-term Debtors are presented net of Advanced Payments from Clients.

There is also a balance of Th$ 216,251 in Long-term Debtors (Th$128,230 in 2000).

ITEM	Up to 90 days 12-31-2001	Up to 90 days 12-31-2000	More than 90 days up to 1 year 12-31-2000	More than 90 days up to 1 year 12-31-2000	Current Subtotal	Total Net Cash 12-31-2000	Total Net Cash 12-31-2000	LONG TERM 12-31-2000	LONG TERM 12-31-2000
Debtors from Sales	28,526,695	31,930,897	3,657,871	2,031,385	32,184,566	31,748,130	33,962,282	-	-
Estimate of bad debtors	-	-	-	-	436,436	-	-	-	-
Notes Receivable	4,287,947	4,248,456	41,416	-	4,329,363	4,236,810	4,248,456	-	-
Miscellaneous	-	-	-	-	92,553	-	-	-	-
Sundry debtors	621,353	856,390	28,429	51,057	649,782	649,782	907,447	217,251	128,230
Total long-term debtors								**217,251**	**128,230**

6. BALANCES & TRANSACTIONS WITH RELATED ENTITIES

Short-term Balances Receivable at December 31st, 2001 of Th$336,351 (Th$460,407 in 2000) correspond to a loan granted by the subsidiary Ciecsa to Editorial Zig Zag of Th$256,024 including interests, due on April 30, 2002 (Th$94,992) and May 31st, 2002 (Th$ 161,032), with an annual interest rate of 6%. The balance corresponds to the commercial transactions due in less than 90 days.

Short-term balances payable totaling Th$1,939,497 in 2001 (Th$1,800,021 in 2000), mainly correspond to dividends payable by the parent company to majority shareholders of Th$1,001,157 (Th$756,941 in 2000), Th$99,109 for commercial transactions payable in less than 90 days, Th$200,810 for commercial transactions payable in more than 90 days expressed in dollars carried out between the subsidiary Red Televisiva Megavisión and the associated company Cordillera Comunicaciones Ltda., and Th$638,421 (Th$823,402 in 2000) for transactions carried out by Red Televisiva Megavisión with Televisa International S.A. of C.V.

Long-term Accounts Receivable of Th$11,452 were recorded in 2001, corresponding to commercial transactions and (Th$1,381,048 in 2000) for contributions of future capital increases of associated companies.

a) Notes and Accounts Receivable

RUT	CORPORATION	SHORT TERM		LONG TERM	
		12-31-2001	12-31-2000	12-31-2001	12-31-2000
90.684.000-6	EDITORIAL ZIG-ZAG S.A.	275,695	149,061	0	0
83.032.100-4	SERV. Y CONSULTORÍAS HENDAYA S.A.	4,320	1,461	0	0
9.819.000-K	COSTANERA S.A.	0	5,401	0	0
90.160.000-7	CIA. SUD-AMERICANA DE VAPORES S.A.	1,586	26,485	0	0
O-E	VIÑA DOÑA PAULA S.A.	0	0	0	1,338,526
89.150.900-6	VIÑA LOS VASCOS S.A.	116,548	227,711	0	0
96.826.870-8	INMOBILIARIA DON ALBERTO S.A.	0	0	0	42,522
86.881.400-4	ENVASES CMF S.A.	55	0	0	0
90.320.000-6	CIA.ELECTRO METALURGICA S.A.	1,028	2,695	0	0
O-E	RAYEN CURA S.A.I.C.	0	5,124	0	0
96.539.380-3	EDICIONES FINANCIERAS S.A.	3,235	0	0	0
96.793.770-3	EDICIONES CHILOE S.A.	0	0	11,452	0
96.566.900-0	NAVARINO S.A.	0	198	0	0
79.753.810-8	CLARO Y CIA.	285	401	0	0
94.660.000-8	MARINSA S.A.	0	1,861	0	0
77.384.780-0	BAZUCA.COM	0	12,617	0	0
96.787.750-6	METROPOLIS INTERCOM S.A.	33,599	27,492	0	0
TOTAL		436,351	460,507	11,452	1,381,048

b) Notes and Accounts Payable

RUT	CORPORATION	SHORT TERM		LONG TERM	
		12-31-2001	12-31-2000	12-31-2001	12-31-2000
78.619.370-2	CORDILLERA COMUNICACIONES LTDA.	200,810	181,380	0	0
89.150.900-6	VIÑA LOS VASCOS S.A.	8,090	3,916	0	0
79.753.810-8	CLARO Y CIA.	19,702	4,344	0	0
90.160.000-7	CIA. SUD-AMERICANA DE VAPORES S.A.	13,462	1,675	0	0
90.320.000-6	CIA. ELECTRO METALURGICA	653,400	494,014	0	0
83.032.100-4	SERV. Y CONSULTORIAS HENDAYA S.A.	170,381	128,819	0	0
86.755.600-1	BAYONA S.A.	177,376	134,108	0	0
96.539.380-3	EDICIONES FINANCIERAS	3,642	0	0	0
88.524.400-9	DISTRIBUCIÓN VÍA DIRECTA S.A.	0	28,340	0	0
96.787.750-6	METROPOLIS INTERCOM S.A.	36,216	0	0	0
5.078.702-8	ANDRES NAVARRO HAEUSSLER	0	23	0	0
86.881.400-4	ENVASES CMF S.A.	17,997	0	0	0
O-E	TELEVISA INTERNACIONAL S.A. DE C.V.	638,421	823,402	0	0
TOTAL		**1,939,497**	**1,800,021**	**0**	**0**

c) Transactions

CORPORATION	RUT	TYPE OF RELATIONSHIP	TRANSACTION DESCRIPTION	12-31-2001 AMOUNT	12-31-2001 EFFECTS ON RESULTS (CHARGE/CREDIT)	12-31-2000 AMOUNT	12-31-2000 EFFECTS ON RESULTS (CHARGE/CREDIT)
SERVICIOS Y CONSULTORIAS HENDAYA S.A.	83.032.100-4	MAJORITY SHAREHOLDER	Services received	1,235,875	(1,235,875)	1,227,737	(1,227,737)
		MAJORITY SHAREHOLDER	Dividends Paid	752,913	0	720,802	0
		MAJORITY SHAREHOLDER	Services Furnished	19,430	19,430	18,360	18,360
		MAJORITY SHAREHOLDER	Sale of Fixed Assets	0	0	12,938	0
		MAJORITY SHAREHOLDER	Sales	7,538	38	8,657	6,844
CIA. ELECTRO METALURGICA S.A.	90.320.000-6	MAJORITY SHAREHOLDER	Dividends Paid	2,887,375	0	2,764,233	0
		MAJORITY SHAREHOLDER	Sale of Advertising	2,268	515	5,059	2,856
		MAJORITY SHAREHOLDER	Payments carried out on its own account	20	0	3,602	0
		MAJORITY SHAREHOLDER	Services Received	0	0	165	(165)
		MAJORITY SHAREHOLDER	Purchase of Materials	6,044	0	166	(166)
CIA. SUDAMERICANA DE VAPORES S.A.	90.160.000-7	INDIRECT ASSOCIATE	Freight services	403,832	0	327,237	0
		INDIRECT ASSOCIATE	Contracted Advertising	53,333	53,333	85,058	85,058
		INDIRECT ASSOCIATE	Sales	49,261	10,904	56,747	15,683
		INDIRECT ASSOCIATE	Sale of Advertising	0	0	35,141	35,141
		INDIRECT ASSOCIATE	Services Received	44,414	(44,414)	26,848	(26,848)
SONDA S.A.	83.628.100-4	SHAREHOLDER	Sale of Subscriptions	0	0	226	226
BAYONA S.A.	86.755.600-1	MAJORITY SHAREHOLDER	Dividends Paid	783,825	0	750,397	0
TELEVISA S.A.	0-E	ASSOCIATE'S SHAREHOLDER	Sale of Services	34,918	34,918	120,117	120,117
INVERSIONES POCURO LTDA.	79.770.040-1	SHAREHOLDER	Sale of Subscriptions	0	0	84	84
VIÑA LOS VASCOS S.A.	89.150.900-6	INDIRECT ASSOCIATE	Direct Sales	471,384	106,746	554,142	167,487
		INDIRECT ASSOCIATE	Purchase of Materials	43,802	0	45,165	(54)
INMOBILIARIA DON ALBERTO S.A.	96.826.870-8	ASSOCIATE	Repayment of Contributions	42,187	0	405,060	0
		ASSOCIATE	Adjustments & Interests	942	942	5,952	5,952
		ASSOCIATE	Distribution of Earnings	45,011	0	0	0
METROPOLIS INTERCOM S.A.	96.787.750-6	INDIRECT ASSOCIATE	Sale of Advertising	180,519	180,519	251,600	251,600
		INDIRECT ASSOCIATE	Purchase of Advertising	62,996	(62,996)	8,806	(8,806)
CAP S.A.	91.297.000-0	SHAREHOLDER	Sale of Advertising	2,500	2,500	0	0
ENVASES CMF S.A.	86.881.600-4	ASSOCIATE	Repayment of Loans	1,245,296	0	533,895	0
		ASSOCIATE	Sale of Products	173	35	139	101
		ASSOCIATE	Interests	40,109	40,109	113,442	113,442
		ASSOCIATE	Adjustments	18,443	18,443	71,453	71,453
		ASSOCIATE	Reimbursment of Expenses	12,122	(12,122)	0	0
		ASSOCIATE	Purchase of Materials	17,371	0	0	0
		ASSOCIATE	Capital Contribution	502,042	0	0	0
DISTRIBUCIÓN VÍA DIRECTA	89.524.400-7	ASSOCIATE	Advertising	0	0	161,436	(161,436)
		ASSOCIATE	Sale at Stand	0	0	127,582	127,582
COSTANERA S.A.C.I.	95.819.000-K	COMMON DIRECTORS	Program Production	77,783	(77,783)	184,405	(184,405)
		COMMON DIRECTORS	Advertising Sold	0	0	4,578	4,578

CORPORATION	RUT	TYPE OF RELATIONSHIP	TRANSACTION DESCRIPTION	12-31-2001 AMOUNT	12-31-2001 EFFECTS ON RESULTS (CHARGE/CREDIT)	12-31-2000 AMOUNT	12-31-2000 EFFECTS ON RESULTS (CHARGE/CREDIT)
MARITIMA DE INVERSIONES S.A.	94.660.000-8	ASSOCIATE	Advertising	0	0	1,791	1,791
EMPRESA EDITORIAL TELEVISIVA S.A.	93.585.000-2	ASSOCIATE	Use of Miscellaneous Services	0	0	20	(20)
FORUS S.A.	86.963.200-7	COMMON DIRECTORS	Advertising Sold	0	0	35,054	35,054
CLARO Y CÍA.	79.753.810-8	WITH THE PRESIDENT	Advice Received	163,763	(163,763)	142,768	(142,768)
		WITH THE PRESIDENT	Sale of Products	1,240	342	346	109
NAVARINO S.A.	96.566.900-0	INDIRECT ASSOCIATE	Services Furnished	9,580	9,580	9,514	9,514
		INDIRECT ASSOCIATE	Sale of Advertising	0	0	2,380	2,380
QUEMCHI S.A.	96.640.360-8	INDIRECT ASSOCIATE	Loans Granted	50,000	0	36,085	0
		INDIRECT ASSOCIATE	Repayment of Loans	50,000	0	36,085	0
		INDIRECT ASSOCIATE	Services Rendered	9,580	9,580	9,514	9,514
		INDIRECT ASSOCIATE	Sale of Advertising	0	0	1,876	1,876
		INDIRECT ASSOCIATE	Interests	152	152	59	59
RAYEN CURA S.A.I.C.	0-E	INDIRECT ASSOCIATE	Capital Contribution	3,239,783	0	5,266,809	0
		INDIRECT ASSOCIATE	Direct Sales	38,397	10,230	52,914	15,993
		INDIRECT ASSOCIATE	Payments carried by its own Account	403	0	0	0
INDESA S.A.	92.892.000-3	ASSOCIATE	Sale of Subscriptions	0	0	88	88
		ASSOCIATE	Advertising Sold	0	0	166	166
TELEVISA INTERNACIONAL S.A. C.V.	0-E	INDIRECT ASSOCIATE	Purchase of exhibition material	1,801,477	-1,801,477	1,231,376	(1,231,376)
EDICIONES FINANCIERAS S.A.	96.793.770-3	INDIRECT ASSOCIATE	Payments carried by its own Account	9,970	0	0	0
		INDIRECT ASSOCIATE	Advertising Purchased	1,692	422	168	0
		INDIRECT ASSOCIATE	Sale of Products	30,759	(30,759)	22,623	(22,623)

7. INVENTORIES

The detail of Inventories, valued according to note 2h) are presented in the table attached hereto.

Detail of Inventories (consolidated)	DEC 2001 Th$	DEC 2000 Th$
Finished Products		
Cristalerías de Chile S.A.	3,209,304	4,010,391
S.A. Viña Santa Rita	4,669,721	4,253,400
Envases CMF S.A.		1,599,110
Subtotal Finished Products	**7,879,025**	**9,862,901**
Raw Material and Fuel		
S.A. Viña Santa Rita	13,845,543	15,217,066
Cristalerías de Chile S.A.	1,629,859	1,019,202
Envases CMF S.A.	-	592,231
Subtotal Raw Material and Fuel	**15,475,402**	**16,828,499**
Materials and Consumption Spareparts		
S.A. Viña Santa Rita	1,731,192	1,246,783
Cristalerías de Chile S.A.	1,155,833	1,063,119
Envases CMF S.A.	-	497,480
Subtotal Materials and Consumption Spareparts	**2,887,025**	**2,807,382**
Materials in Transit	**382,133**	**748,321**
Red de Televisiva Megavisión S.A. (Ciecsa S.A.)		
Foreign Packed Programs to be shown	2,064,652	1,837,381
National Programs to be shown	113,882	284,496
Subtotal	**2,178,534**	**2,121,877**
Constructora Apoger S.A.		
Offices and Parking Lots	0	1,119,751
Total	**28,802,119**	**33,488,731**

8. DEFERRED TAXES AND INCOME TAX

a) Deferred Taxes

Balances of deferred taxes accumulated due to temporary differences and their composition in the Income Tax account due to the fiscal year results and the acknowledgement of deferred taxes, is presented in the following tables.

The amortization periods of Deferred Taxes have been estimated at 1.8 years on average for Short-term Assets; 4.1 years for Long-term Assets; and 14.4 years for Long-term liabilities.

ITEMS	12-31-2001 DEFERRED TAX ASSETS SHORT TERM	12-31-2001 DEFERRED TAX ASSETS LONG TERM	12-31-2001 DEFERRED TAX LIABILITIES SHORT TERM	12-31-2001 DEFERRED TAX LIABILITIES LONG TERM	12-31-2001 DEFERRED TAX ASSETS SHORT TERM	12-31-2001 DEFERRED TAX ASSETS LONG TERM	12-31-2001 DEFERRED TAX LIABILITIES SHORT TERM	12-31-2001 DEFERRED TAX LIABILITIES LONG TERM
TEMPORARY DIFFERENCES								
Provision bad accounts	85,249	0	0	0	81,013	0	0	0
Unearned income	248,771	0	0	0	332,197	0	0	0
Provision for vacations	166,911	0	0	0	170,371	0	0	0
Provision for Packing	160,593	0	0	0	148,394	0	0	0
Other Provisions	113,169	93,628	0	0	89,618	80,529	0	0
Provision for Furnace Repair	178,103	536,192	0	0	88,715	910,540	0	0
Provision for Machinery Repair	129,392	0	0	0	51,497	0	0	0
Provision for Spare Parts Obsolescence	93,444	0	0	0	20,661	0	0	0
Futures deferred earnings	0	0	0	0	18,318	0	0	0
Other events	0	0	0	0	10,070	0	0	2,212
Prov. Obsolescencia Existencias	39,794	0	0	0	5,944	0	0	0
Direct Labor	8,671	0	0	0	4,388	0	0	0
Indemnity for years worked	1,724	32,759	0	0	1,810	34,403	0	0
Depreciation of fixed assets	0	0	0	6,477,872	0	0	0	6,026,841
Other events	0	0	0	0	10,070	0	0	0
Bonds Goodwill	35,605	0	0	0	0	9,426	0	0
Amortization commercial brands	223,281	0	0	0	0	184,584	0	0
Deferred Custom Duties	24,417	0	0	0	0	0	0	0
Accumulated depreciation of automobiles	0	4,179	0	0	0	4,879	0	0
Unrealized earnings related companies	126,423	1,149	0	0	0	70,229	0	0
Expenses paid in advance	0	0	43,435	0	0	0	27,703	0
Bonds Placement Goodwill	0	0	0	232,014	0	0	0	0
Expenses Included as Assets	0	0	251,801	0	0	0	179,241	0
Fixed Assets Moldings	0	0	0	262,739	0	0	0	152,537
Bank Reserve Requirement	13,144	0	0	0	0	23,230	0	0
Tax Losses	0	5,136,445	0	0	0	4,636,906	0	0
OTHER								
Complementary accounts - net of amortization	(245,266)	(4,637,376)	(156,861)	(3,839,831)	(184,746)	(4,910,686)	(178,706)	(4,937,002)
Total	**1,403,425**	**1,166,976**	**138,375**	**3,132,794**	**838,250**	**1,044,041**	**28,238**	**1,244,588**

b) Income Tax

The parent company and its subsidiary S.A. Viña Santa Rita, made a provision for Taxes of 15% of the taxable income subject to First Category tax and 35% for the Single Tax Art.21, corresponding to the 2001 and 2000 fiscal years.

The other consolidated subsidiaries maintain negative taxable incomes; therefore, they have not made any provision for this item.

Credits for Taxes are presented deducting the obligation payable.

Following is a detailed description:

	2001 Th$	2000 Th$
Provision Income Tax for the fiscal year	(3,871,387)	(3,871,590)
Provision Single Tax	(8,303)	(13,403)
Subtotal	**(3,879,690)**	**(3.884,993)**
Credits:		
Monthly Provisional Payments	4,779,903	3,991,065
Training Expenses	105,593	106,283
Donations	72,154	79,852
Fixed Assets Credit	43,087	42,683
Subtotal Credits	**5,000,737**	**4,219,883**
Total Income Tax	**1,121,047**	**334,890**
Other Recoverable Taxes		
VAT Fiscal Credit	358,321	403,928
Credit Income Tax Previous Year	-	47,165
Total Recoverable Tax	**1,479,368**	**785,983**

ITEM	12/31/01	12/31/00
Current tax expenditure (tax provision)	(3,879,690)	(3,884,993)
Adjustment tax expense (previous year)	(123,128)	(309)
Effect on assets and liabilities of deferred taxes for the year	(443,986)	(137,262)
Tax benfefits due to tax losses	129,284	6,532
Effect amortization complementary asset & liability accounts and deferred liabilities	(615,778)	252,573
Other charges or credits to the account	(49,014)	0
TOTAL	**(4,982,312)**	**(3,763,459)**

c) Tax Earnings Fund

The Parent Company records the following balances of earnings to be distributed:

	2001 Th$	2000 Th$
Generated at 31.12.1983:		
Adjustment of earnings	1,846,532	1,846,532
Generated as of 01.01.1984:		
Without Credit	8,366	148,326
With 10% First Category Credit	79,192	509,335
With 15% First Category Credit	100,950,487	89,496,668
With 15% Additional Rate Credit	716	716
Subtotal tax earnings	**101,038,761**	**90,155,045**
Non-income Income	6,572,216	6,569,767
Total Retained Earnings	**107,610,977**	**96,724,812**

9. OTHER CURRENT ASSETS

At December 31, 2001, investments in financial instruments with resale agreements of Th$11,463,484 valued as indicated in Note 2 q), deferred expenses due to placement of bonds of Th$40,057 and bank reserve requirement of Th$ 27,797 are included under this item.

In December 2000, there was a balance of Th$9,033,192 from investments in Financial Institutions with resale agreement, a Th$690,222 positive balance due to Future Contract, and Th$27,797 due to bank reserve requirement.

10. INFORMATION ON OPERATIONS INCLUDING PURCHASE COMMITMENTS, SALE COMMITMENTS, SALE WITH REPURCHASE COMMITMENTS, AND PURCHASE WITH RESALE COMMITMENT OF TITLES OR BEARER SECURITIES

COD.	DATES STARTING	ENDING	COUNTERPART	CURRENCY OF ORIGIN	SUBSCRIPTION VALUE	RATE	FINAL VALUE	INSTRUMENT IDENTIFICATION	MARKET VALUE
CRV	12/14/01	1/9/02	Banco A.Edwards	USD	2,687,642	2.10	2,628,713	PRD	2,627,336
CRV	12/14/01	1/11/02	Banco A.Edwards	USD	685,261	2.15	671,456	PRD	670,815
CRV	12/14/01	1/21/02	Banco A.Edwards	USD	1,713,247	2.10	1,687,154	PRD	1,671,985
CRV	12/14/01	1/7/02	Banco A.Edwards	USD	333,055	1.90	327,701	PRD	340,697
CRV	12/14/01	1/28/02	Banco A.Edwards	USD	1,313,319	2.15	1,312,923	PRD	1,310,732
CRV	12/14/01	1/14/02	Banco A.Edwards	USD	1,953,712	2.15	1,908,565	PRD	1,906,972
CRV	12/16/01	1/3/02	BCI Corredores Bolsa	$	1,733,100	0.54	1,735,596	PRD	1,734,660
CRV	12/18/01	1/2/02	Santiago Corredores Bolsa	$	900,000	0.15	900,225	DPF-PDBC-CERO	900,135
CRV	12/28/01	1/10/02	Scotiabank Sud Americano	$	300,000	0.40	300,494	PRBC	300,152

11. FIXED ASSETS

Fixed Assets:

The property included in the Fixed Assets is presented at its acquisition cost plus the legal and regulatory revaluations accumulated at December 31, 2001 and 2000.

The items that make up the Corporation's fixed assets at December 31, 2001 and 2000, mainly include Land, Industrial Constructions, Infrastructure Works, and Machinery and Equipment distributed in the Padre Hurtado and Alto Jahuel plants.

Fixed Assets:

	2001 Th$	2000 Th$
LAND		
Land	12,931,166	11,625,456
Mining Properties		619,672
Subtotal	**12,931,166**	**12,245,128**
Subtotal land	**12,931,166**	**12,245,128**
CONSTRUCTION AND INFRASTRUCTURE WORKS		
Buildings and Industrial Constructions	27,556,008	28,694,847
Installations	24,486,599	20,247,984
Housing developments	25,198	25,198
Subtotal	**52,067,805**	**48,968,029**
DEPRECIATIONS		
Accumulated	·12,917,935	11,040,984
For the Year	2,129,695	1,671,834
Subtotal Depreciations	**15,047,630**	**12,712,818**
Subtotal Constructions and Works	**37,020,175**	**36,255,211**
MACHINERY AND EQUIPMENT		
Machinery	70,093,279	82,266,885
Furnaces and Lehrs	51,474,308	29,152,701
Furniture and Accesories	1,493,668	3,444,314
Rolling Material	790,914	759,321
Tools	1,903,196	600,260
Subtotal	**125,755,365**	**116,223,481**
DEPRECIATION		
Accumulated	49,604,030	51,469,978
For the Year	9,395,209	9,432,859
Subtotal depreciation	**58,999,239**	**60,902,837**
Subtotal Machinery and Equipment	**66,756,126**	**55,320,644**
OTHER FIXED ASSETS		
Spare Parts	4,887,789	5,100,000
Imports in Transit	353,848	2,739,738
Works Underway	1,688,662	3,970,213
Land Plots in Pirque & Leyda	456,601	456,602
Deferred Custom Duties	560,876	0
Containers and Packing	226,581	0
Other	1,776,252	2,712,096
Subtotal Other Assets	**9,950,609**	**14,978,649**
TOTAL FIXED ASSETS	**200,704,945**	**192,415,287**
TOTAL ACCUMULATED DEPRECIATION	**62,521,965**	**62,510,962**
TOTAL DEPRECIATION FOR THE YEAR	**11,524,904**	**11,104,693**
TOTAL NET FIXED ASSET	**126,658,076**	**118,799,632**

Technical Revaluation and Adjustment of Accounting Values:

The Parent Company carried out the technical revaluation of its Fixed Assets in 1979. Also, it adjusted such assets in 1986. Both operations were carried out according to the provisions established in Circular Letter 1529 and 550, respectively, of the Securities and Insurance Commission.

The effects of these operations, considering the drop in property, are shown in the following table:

Tecnical Revaluation and Adjustment of Accounting values

	2001 Th$	2000 Th$
LAND		
Land and Mining Claims	300,603	300,420
Subtotal Land and Mining Claims Net	**300,603**	**300,420**
CONSTRUCTION AND INFRASTRUCTURE WORKS		
Buildings and Industrial Constructions	6,010,194	6,010,043
Installations	426,338	441,826
Subtotal Constructions	**6,436,532**	**6,451,869**
Accumulated Depreciation	(4,649,702)	(4,464,686)
Depreciation for the Year	(200,504)	(200,504)
Subtotal Depreciations	**(4,850,206)**	**(4,665,190)**
SUBTOTAL CONSTRUCTION AND INFRASTRUCTURE WORKS	**1,586,326**	**1,786,679**
MACHINERY AND EQUIPMENT		
Furnaces and Lehrs	508,809	1,715,052
Machinery	973,917	1,736,342
Tools	52,551	52,551
Funiture and Accesories	13,962	13,962
Subtotal Machinery and Equipment	**1,549,239**	**3,517,907**
Accumulated Depreciation	(1,493,094)	(3,242,490)
Depreciation for the Year	(56,143)	(145,528)
Subtotal Depreciations	**(1,549,237)**	**(3,388,018)**
SUBTOTAL MACHINERY AND EQUIPMENT	**2**	**129,888**
TOTAL NET TECHNICAL REVALUATION	**1,886,931**	**2,216,987**
TOTAL REVALUED ASSETS	**8,286,374**	**10,270,196**
TOTAL ACCUMULATED DEPRECIATION	**(6,142,795)**	**(7,707,176)**
TOTAL DEPRECIATION OF THE YEAR	**(256,648)**	**(346,032)**
NET TOTAL	**1,886,931**	**2,216,988**

Depreciations:

The charge to results due to this item is Th$11,781,551 in the year 2001 and Th$11,450,725 in 2000.
The details are presented in the following table.

12. TRANSACTIONS OF SALE WITH BACK-RENTAL

At December 31, 2001 and 2000 no transactions of this kind have been carried out.

13. INVESTMENTS IN RELATED COMPANIES

The Corporation has valued its investments in related companies in accordance with the regulations mentioned in Note 2o).

CORDILLERA COMUNICACIONES LTDA.

As a result of the judicial agreement reached between the Grupo Cordillera and Intercom, CTC, and others in July 2000, a contract was signed involving a sum of US$ 270 million, by virtue of which the partners of Cordillera bought in equal parts 40% of Metrópolis-Intercom, and 100% of the networks used by Metrópolis-Intercom, and its associated assets from Telefónica C.T.C. Chile. US$250 million of this amount were paid on October 2, 2000, and Metrópolis-Intercom S.A. shall pay US$ 20 million in 2005 plus a 6% annual interest for the balance of the purchase price of the network. On the other hand, C.T.C. granted Metrópolis-Intercom the use and benefit of certain assets at a cost of US$ 4 million.

The parent company contributed the equivalent in Chilean Pesos of ThUS$126,500 to its subsidiary Cristalchile Comunicaciones S.A. for paying the above, which it financed with a syndicated 5-year term loan of ThUS$100,000, at an interest rate of LIBOR plus 1.125 percentage points on average.

With this contribution, the subsidiary Cristalchile Comunicaciones S.A., like the associated company, Liberty Media Corporation, participated in equal parts in a capital increase of Cordillera Comunicaciones Holding Limitada, which used the resources to pay 40% of the Metrópolis-Intercom shares and to participate in the capital increase of Metrópolis-Intercom of ThUS$157,490 used to buy the HFC network.

S.A. VIÑA SANTA RITA CONSOLIDATED

Sur Andino S.A.

The corporation Sur Andino S.A. was established on March 1st, 2001 with a capital of Th$10,000 and 1,000 shares. The company belongs 99.9% to Viña Carmen S.A. and 0.1% to S.A. Viña Santa Rita.

CIECSA S.A. CONSOLIDATED

Simetral S.A.

The corporation Simetral S.A. was created on October 2000 with the issuance of 1,000,000 shares representing Th$281,510. Ciecsa underwrote and paid 815,000 shares for a value of Th$229,430 representing 81.5% of the capital.

In the Special Shareholders' Meeting held on July 23, 2001, the shareholders of Simetral S.A. agreed to increase the company's capital of Th$284,044.- divided in 1,000,000 shares to Th$414,044 divided into 1,457,676 shares, through the issue of 457,676 shares worth $284.0437 each.

Ciecsa S.A. underwrote and paid 373,006 shares of this issue on August 28, 2001 for a value of Th$105,950 (historic) maintaining its 81.5% share of Simetral S.A.'s equity.

At December 31st, 2001 the subsidiary's investment (Simetral S.A.) has not been consolidated because the company is in a development phase.

Empresa Editorial Zig Zag S.A.

In September 2000, CIECSA bought 18,379,380 shares that Holanda S.A. held in Zig Zag S.A. for Th$113,074 (historic) increasing CIECSA's share of Zig Zag from 39.90% to 49.89%. The purchase was paid in three installments, one of which (for US$50,000) is due on September 2002.

Empresa Editorial Zig Zag S.A. increased its capital on February 26, 2001. Ciecsa S.A. bought 22,600,000 shares for Th$56,550. Ciecsa S.A. underwrote and paid 60,000 shares of Editorial Zig Zag S.A. on July 1st, 2001, which had not been underwritten yet, for an amount of Th$150 (historic), maintaining its current 49.89% share.

Ediciones Financieras S.A.

Five hundred twenty-three (523) shares of Ediciones Financieras S.A. were sold to Recoletos Chile Limitada on September 27, 2001, resulting in earnings of $161 million.

On the other hand, CIECSA S.A., contributed 523 shares of Ediciones Financieras S.A. to Ediciones Chiloé S.A., resulting in unrealized earnings of Th$160,697, which will be amortized in 10 years.

After the sale of 523 shares of Ediciones Financieras S.A. to Recoletos Chile Ltda. and the contribution of the 523 shares to Ediciones Chiloé S.A., Ciecsa S.A. has no direct participation in Ediciones Financieras S.A.

EDICIONES CHILOE S.A.

CIECSA sold 443,731 shares of Ediciones Chiloé S.A. to Recoletos Chile Ltda. on September 27, 2001, thereby reducing its share of Ediciones Chiloé S.A. to 50%. The sale generated earnings of $567.5 million plus the acknowledgement of unrealized earnings of $47.5 million resulting from the reduction of its share in Ediciones Chiloé S.A. from 75% to 50%.

Also, in the Special Shareholders' Meeting held on September 27, 2001, the shareholders of Ediciones Chiloé S.A., agreed to increase the company's capital by Th$684,308 through the issue of 1,500,795 shares, which were underwritten both by Ciecsa S.A. and Recoletos Chile Ltda.

Of that issue, 1,297,013 shares, equivalent to Th$583,339, were paid by contributing 1,046 shares of Ediciones Financieras S.A. valued at Th$421,551 and with the capitalization of the loans the shareholders had granted the company of Th$161,788.

Payment of 221,382 shares, equivalent to Th$100,969, is pending. Those shares will be paid within a period of three years.

ENVASES CMF S.A.

The Special Shareholders' Meeting of Crowpla Reicolite S.A. was held on June 29, 2001, in which it was agreed to increase the company's capital to Th$26,220,315 divided into 56,000 shares, through the capitalization of Th$1,755,219 from the Revaluation Fund and Retained Earnings and the issue of 29,000 cash shares equivalent to Th$15,648,300. Of this issue, Andina Inversiones Societarias S.A. underwrote and paid in 28,000 shares worth Th$15,149,749. On its part, Cristalerías de Chile S.A. underwrote and paid in 1,000 shares worth Th$498,552.

As a result of the above operations, Cristalerías de Chile S.A. increased its share to 50% of the company's equity or 28,000 shares.

This association, which implied the percentage reduction of Cristalchile's share in Crowpla-Reicolite S.A.'s equity at December 31st, 2001 resulted in a positive variation in the calculation of the VPP of Th$1,989,949.- which is included in Other Non-Operating Income.

The company changed its firm name to Envases C.M.F. S.A. in November 2001.

INVESTMENTS ABROAD

Rayén Curá S.A.I.C.

The parent company sold the investment it had in Rayén Curá S.A.I.C., a company established in the city of Mendoza, Argentina, to its subsidiary Cristalchile Inversiones S.A. for Th$18,340,577.- equivalent to US$ 25,582,473.- on December 28, 2001 (including the irrevocable contribution carried out in July 2001 of US$4,800,000.-). This transaction had no effect on results.

According to the provisions in Circular Letter No. 81 of the Securities and Insurance Commission of 01.22.2002, Cristal Chile Inversiones S.A. adjusted Rayén Curá S.A.I.C.'s financial statements considering a rate of exchange of 1.7 Argentine Pesos per Dollar of the United States of America. The accounting charge to results as a consequence of the dêvaluation of the Argentine Peso was Th$2,226,055.- at December 31, 2001.

As stipulated in Technical Bulletin No. 64 of the Accountants Association, following is the information related to investments abroad:

	2001 Th$
Cristalchile Inversiones's share of Rayén Curá S.A.I.C.	13,131,177
Negative goodwill (net of amortization)	5,268,598
TOTAL	**18,399,775**
Loss due to devaluation	(2,226,055)
Accrued losses	(2,110,132)

The investment in Rayén Curá S.A.I.C. is controlled in Dollars of the United States of America.

Viña Doña Paula S.A.

Viña Doña Paula S.A. was created in the Republic of Argentina on August 25, 1997, with 99.99% of its capital being contributed by the subsidiary S.A. Viña Santa Rita.

The company's balance sheet has been consolidated at December 31st, 2001. Doña Paula S.A. was not included in the consolidation at December 31st, 2000 because the company was in a development phase.

This investment is recorded in Chilean Pesos because it is considered as an extension of the investing company.

As provided for by the Securities and Insurance Commission, S.A. Viña Santa Rita adjusted the financial statements of Viña Doña Paula S.A., considering a rate of exchange of $1.7 Argentine Pesos per Dollar of the United States of America, originating a charge of Th$535,137 to results.

RUT	CORPORATION	COUNTRY OF ORIGIN	CURRENCY FOR CONTROLLING INVESTMENT	NUMBER OF SHARES	SHARE PERCENTAGE		COMPANY EQUITY		RESULTS FOR THE YEAR		ACCRUED RESULTS		VPP		UNREALIZED RESULTS		ACCOUNTING VALUE OF INVESTMENT	
					12-31-01	12-31-00	12-31-01	12-31-00	12-31-01	12-31-00	12-31-01	12-31-00	12-31-01	12-31-00	12-31-01	12-31-00	12-31-01	12-31-00
78.619.410-5	Cordillera Comunicaciones Holding	Chile	Pesos	-	50.0000	50.0000	156,524,250	170,521,772	(13,997,522)	(7,830,746)	(6,998,761)	(3,915,373)	78,262,125	85,260,886	-		78,262,125	85,260,886
78.619.370-2	Cordillera Comunicaciones Ltda.	Chile	Pesos	-	0.2500	0.2500	157,310,804	171,378,666	(14,067,861)	(7,870,096)	(35,170)	(19,675)	393,277	428,446	-	-	393,277	428,446
89.150.900-6	Viña Los Vascos S.A.	Chile	Pesos	60,000,000	43.0000	43.0000	10,342,805	9,241,585	1,101,221	1,166,289	473,525	501,504	4,447,406	3,973,881	-	-	4,447,406	3,973,881
90.684.000-6	Editorial ZIG-ZAG S.A.	Chile	Pesos	114,516,900	49.8900	49.8600	664,564	418,665	129,927	(69,420)	65,260	(4,862)	331,551	208,785	-	(161,021)	331,551	47,764
96.793.770-3	Ediciones Chiloe S.A.	Chile	Pesos	750,197	50.0000	0.0000	1,612,798	-	15,856	-	(36,613)	-	806,399	-	(246,913)	-	559,486	-
96.826.870-8	Inmobiliaria Don Alberto S.A.	Chile	Pesos	3,817	38.1700	38.1700	2,822	424,696	(29,620)	27,679	(11,306)	10,565	1,077	162,106	-	-	1,077	162,106
96.628.620-2	Inmobiliaria y Constructora Richelieu S.A.	Chile	Pesos	70	0.0000	7.0000	-	19,596	(6,453)	1,161	(452)	81	-	1,376	-	-	-	1,376
86.881.400-4	Envases CMF S.A.	Chile	Pesos	28,000	50.0000	0.0000	28,620,300	-	1,837,528	-	918,764	-	14,310,150	-	-		14,310,150	-
0-E	Viña Doña Paula	Argentina	Pesos	2,011,999	0.0000	100.0000	-	2,878,000	-	-	-	-	-	2,878,000	-	-	-	2,878,000
96.939.140-6	Simetral S.A.	Chile	Pesos	815,000	81.5000	81.5000	146,845	168,506	(153,461)	(124,343)	-	-	119,679	137,332	-	-	119,679	137,332
0-E	Rayen Cura S.A.I.C.	Argentina	Dóllar	1,376,000	40.0000	40.0000	32,827,942	26,595,583	(4,474,275)	1,572,272	(1,769,849)	628,910	13,131,177	10,638,233	-	-	13,131,177	10,638,233
TOTAL													**111,802,841**	**103,689,045**	**(246,913)**	**(161,021)**	**111,555,928**	**103,528,024**

14. INVESTMENTS IN OTHER COMPANIES

The investment in other corporations, which at December 2001 total Th$1,430,266 (Th$1,566,535 in 2000) are presented in the tables:

RUT	CORPORATION	NUMBER OF SHARES	SHARE PERCENTAGE	ACCOUNTING VALUE 12-31-2001	ACCOUNTING VALUE 12-31-2001
96.895.100-9	INTERNET HOLDING S.A.	65,765	7.42	853,912	983,424
O-E	BAZUCA COM. INC.	266,500	7.89	573,382	580,139
96.787.750-6	METROPOLIS INTERCOM S.A.	1	0.00	21	21
96.806.690-0	PROSER S.A.	50	0.50	2,951	2,951

15. GOODWILL AND NEGATIVE GOODWILL

NEGATIVE GOODWILL

The purchase of shares of S.A. Viña Santa Rita, Viña Los Vascos S.A., Ciecsa S.A., Ediciones Financieras S.A., Envases CMF S.A. and Rayén Curá S.A.I.C. carried out between the years 1993, 1996, 1999 and 2000, have resulted in a negative goodwill whose net balance to be amortized at December 31st, 2001 was Th$8,875,457 (Th$10,244,410 in 2000).

The parent company carried an extraordinary amortization of the negative goodwill of the investment in Envases CMF S.A. for Th$117,950 on June 2001 because of the transfer of part of its share of that company.

The parent company also transferred the negative goodwill of Rayén Curá S.A.I.C. of Th$ 5,577,567 in December 2001 because of the sale of its share to the subsidiary Cristalchile Inversiones S.A.

The parent company carried out an extraordinary amortization of the lower value of the investment of Th$145,070 in the sale of shares of S.A. Viña Santa Rita in April 2000. This amount was included in the amortization of the fiscal year 2000.

GOODWILL

The parent company and the subsidiaries do not have a balance for this item at December 31st, 2001 and 2000.

For more detailed information see the following tables.

RUT	CORPORATION	12-31-2001		12-31-2001	
		AMOUNT AMORTIZED FOR THE PERIOD	BALANCE LOWER VALUE	AMOUNT AMORTIZED FOR THE PERIOD	BALANCE LOWER VALUE
96.608.270-4	CIECSA S.A.	116,538	1,515,002	116,539	1,631,541
86.881.400-4	ENVASES CMF S.A.	131,056	-	26,625	133,122
O-E	RAYEN CURA S.A.I.C.	311,510	5,268,598	268,743	5,026,988
86.547.900-k	S.A. VIÑA SANTA RITA	48,233	633,847	199,064	682,080
89.150.900-6	VIÑA LOS VASCOS S.A.	86,158	1,273,884	111,267	1,337,859
90.684.000-6	EDITORIAL ZIG-ZAG S.A.	6,105	110,647	3,008	116,753
96.539.380-3	EDICIONES FINANCIERAS S.A.	115,518	-	76,850	1,235,242
79.952.350-7	RED TELEVISIVA MEGAVISIÓN S.A.	7,348	73,479	7,348	80,825
TOTAL		**822,466**	**8,875,457**	**809,444**	**10,244,410**

16. INTANGIBLES

This item includes the following values:

	2001 Th$	2000 Th$
Concession Channel 9 and Regional Network frequency	9,785,887	9,785,887
Commercial Brands	1,464,207	1,320,536
TOTAL INTANGIBLES	**11,250,094**	**11,106,423**
ACCUMULATED AMORTIZATIONS		
Of Commercial Brands	134,061	98,750
Of Channel 9 Frequencies	656,370	537,030
TOTAL AMORTIZATIONS	**790,431**	**635,781**

17. OTHER (ASSETS)

It is made up as follows:

	2001 Th$	2000 Th$
Overprice of bond acquisition(*)	283,026	-
Celulosa Arauco Bonds (*)	8,787,319	-
Bank Reserve Requirement	50,961	-
National programs to be shown in more than one year	922,713	1,246,157
Foreign programs to be shown in more than one year	6,059	28,881
Negative Goodwill of the Placement of Bonds (Net)	1,075,404	34,579
Viña Doña Paula Long-term VAT	285,347	-
Expenses of Bonds Placement	232,218	-
Non-accrued interests of Deferred Custom Duties	481,540	-
Other	12,373	99,917
Total	**12,136,960**	**1,409,534**

(*) Placement of Bonds of Celulosa Arauco equivalent to US$13,420,000 at an annual rate of 6.95% whose due date is September 15, 2005, Th$283,026 due to overprice paid in the acquisition of Celulosa Arauco Bonds which will be amortized within the same term as the Bonds.

Considering that there is the intention of keeping the bonds of Celulosa Arauco y Constitución S.A. until their maturity, in other words, until September 15, 2005, the valuation and recording was done according to Circular Letter 368 of the Securities and Insurance Comision, as a Long-term Fixed Rate Instrument, therefore, no adjustment at market value has been made, which at December 2001 totals Th$217,820.

18. SHORT-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

RUT	BANK OR FINANCIAL INSTITUTIONS	DOLLARS 12/31/2001	DOLLARS 12/31/2000	OTHER FOREIGN CURRENCIES 12/31/2001	OTHER FOREIGN CURRENCIES 12/31/2000	UF 31/12/2001	UF 12/31/2000	NON-ADJUSTABLE $ 31/12/2001	NON-ADJUSTABLE $ 12/31/2000	TOTALS 31/12/2001	TOTALS 12/31/2000
Short Term											
97036000-k	BANCO SANTIAGO	-	-	-	-	-	1,106,073	1,004,447	-	1,004,447	1,106,073
0-E	FONDO PROVINCIAL DE MENDOZA	5,775	-	-	-	-	-	-	-	5,775	-
97024000-4	BANCO DE A. EDWARDS	-	18,963	-	-	-	-	-	-	-	18,963
97018000-1	BANCO SUDAMERICANO	-	-	-	-	1,015,329	1,016,879	-	94,631	1,015,329	1,111,510
97080000-K	BANCO BICE	-	2,743,837	-	-	34,324	-	-	-	-	2,778,161
97004000-5	BANCO CHILE	-	-	-	-	-	-	-	2	1	2
TOTAL		**5,775**	**2,762,800**	-	**34,324**	**1,015,329**	**2,122,952**	**1,004,448**	**94,633**	**2,025,552**	**5,014,709**
Amount capital due		5,775	2,761,536	-	34,324	1,005,000	2,064,296	1,000,000	94,633	2,010,775	4,954,789
annual annual interest rate		**0.00%**	**3.69%**	-	**0.00%**	**7.40%**	**7.50%**	**6.96%**	**0.00%**	-	-
Long Term - Short Term											
97036000-k	BANCO SANTIAGO	19,514	33,935	-	-	-	2,203,757	2,448,264	-	2,223,271	2,482,199
0-E	J.P.MORGAN CHASE BANK	9,430,535	24,440	-	-	-	-	-	-	9,430,535	24,440
97008000-7	BANCO CITIBANK	1,816,511	3,892,730	-	-	-	-	-	-	1,816,511	3,892,730
0-E	BANCO DRESNER	972,872	967,816	-	-	-	-	-	-	972,872	967,816
0-E	BANCO ARGENTARIA	243,977	223,539	-	-	-	-	-	-	243,977	223,539
97018000-1	BANCO SUDAMERICANO	-		-	1,214,208	814,768	-	-	-	1,214,208	814,769
97006000-6	BANCO CREDITO E INV.	-		-	204,849	877,629	-	-	-	204,849	877,629
97024000-4	BANCO DE A. EDWARDS	-		-	181,869	1,800,578	-	-	-	181,869	1,800,578
TOTAL		**12,483,409**	**5,142,460**	-	-	**3,804,683**	**5,941,240**	-	-	**16,288,092**	**11.083,700**
Amount capital due		**12,330,147**	**4,686,719**			**3,779,848**	**5,865,075**			**16,109,995**	**10,551,794**
Annual average interest rate		**3.60**	**8.23**			**7.41**	**7.28**				

Percentage obligations in foreign currency (%) 76.64

Percentage obligations in local currency (%) 23.36

19. OTHER CURRENT LIABILITIES

As of December 31,2001, there are balances in Other Current Liabilities of Th2,283,074 corresponding to a difference in favor of the financial institutions due to future contracts in foreign currency entered into by the parent company and the subsidiaries S.A. Viña Santa Rita and Ciecsa S.A.

As of December 31,2000, there are no balances for this items.

20. LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

The obligations with Banks and Financial Institutions are presented in the following tables:

RUT	BANK OR FINANCIAL INSTITUTION	CURRENCY USED FOR ADJUSTMENT	YEARS OF EXPIRY MORE THAN 1 UP TO 2	MORE THAN 2 UP TO 3	MORE THAN 3 UP TO 5	MORE THAN 5 UP TO 10	CLOSING DATE OF CURRENT PERIOD TOTAL LONG TERM AT CLOSING OF FINANCIAL STATEMENTS	AVERAGE ANNUAL INTEREST RATE	CLOSING DATE OF PREVIOUS PERIOD TOTAL LONG TERM AT CLOSING OF FINANCIAL STATEMENTS
99999999-9	J.P.MORGAN CHASE BANK	Dollars	18,708,286	18,708,286	18,708,285	0	56,124,857	3.00	59,143,315
90008000-K	CITIBANK N.A.	Dollars	1,547,685	1,547,686	0	0	3,095,371	4.52313	8,240,196
97008000-7	CITIBANK N.A.	Dollars	250,736	238,105	119,053	0	607,894	4.39	0
97018000-1	BANCO SUDAMERICANO	UF	399,200	0	0	0	399,200	TAB 90+1,8	798,212
0-E	BANCO DRESNER	Dollars	467,710	0	0	0	467,710	5.39938	1,267,359
97006000-6	BANCO DE CREDITO E INVERSIONES	UF	162,627	162,627	162,626	40,657	528,537	TAB 90+ 2,0	37,395
97024000-4	BANCO A. EDWARDS	UF	277,062	1,173,441	0	0	1,450,503	TAB 90+ 2,0	0
0-E	BANCO ARGENTARIA	Dollars	252,427	238,343	119,172	0	609,942	4.89	782,389
0-E	BANCO REGIONAL DE CUYO	Dollars	158,301	0	0	0	158,301	3.30	0
TOTAL			**22,224,034**	**22,068,488**	**19,109,136**	**40,657**	**63,442,315**		**70,268,866**

Percentage of obligations in foreign currency (%) 96.25

Percentage of obligations in local currency (%) 3.75

21. SHORT AND LONG-TERM OBLIGATIONS WITH THE PUBLIC (NOTES AND BONDS)

At December 2001 and 2000, there are obligations with the public corresponding to bonds issued by the subsidiary S.A. Viña Santa Rita in ChUF of the series A, C, and D.

INSTRUMENTS REGISTRATION OR IDENTIFICATION N°	SERIES	CURRENT NOMINAL AMOUNT PLACED	BONDS ADJUSTMENT UNIT	INTEREST RATE	DEADLINE	PERIODICITY INTERESTS PAYMENT	PERIODICITY AMORTIZATION PAYMENT	PAR VALUE 12-31-2001	PAR VALUE 12-31-2000	PLACEMENT IN CHILE OR ABROAD
Current Portion Long-term Bonds										
144-07/12/91	A	25,000	UF	6.59	6/1/03	SEMI-ANNUAL	SEMI-ANNUAL	206,688	413,353	LOCAL
241-12/15/00	C1 INTERESTS	-	UF	6.29	12/15/05	SEMI-ANNUAL	SEMI-ANNUAL	8,752	-	LOCAL
241-12/15/00	D1 INTERESTS	-	UF	6.29	12/15/21	SEMI-ANNUAL	SEMI-ANNUAL	4,376	-	LOCAL
241-12/15/00	D2 INTERESTS	-	UF	6.29	12/15/21	SEMI-ANNUAL	SEMI-ANNUAL	39,384	-	LOCAL
Total current portion								**259,200**	**413,353**	
Long-term bonds										
144-07/12/91	A	25,000	UF	6.59	6/1/03	SEMI-ANNUAL	SEMI-ANNUAL	406,567	609,705	LOCAL
241-12/15/00	C1 INTERESTS	-	UF	6.29	12/15/05	SEMI-ANNUAL	SEMI-ANNUAL	3,252,532	-	LOCAL
241-12/15/00	D1 INTERESTS	-	UF	6.29	12/15/21	SEMI-ANNUAL	SEMI-ANNUAL	1,626,266	-	LOCAL
241-12/15/00	D2 INTERESTS	-	UF	6.29	12/15/21	SEMI-ANNUAL	SEMI-ANNUAL	14,636,394	-	LOCAL
Total long term								**19,921,759**	**609,705**	

22. PROVISIONS AND WRITE-OFFS

Provisions:

The balances of short-term provisions at December 31st, 2001 total Th$9,565,558 and Th$7,472,164 in 2000.

Long-term provisions of Th$6,732,575 and Th$9,794,414 are recorded for the years 2001 and 2000 respectively.

The following table presents the detail of these provisioned amounts.

Short term	12-31-2001 Th$	12-31-2000 Th$
Advertising & Marketing	536,451	1,558,582
Vacations	1,019,800	1,135,807
Packing returned by Clients	972,907	989,295
Local and Foreign Suppliers	679,366	882,786
Board of Director's share	855,221	826,854
Furnace Reconstruction	1,113,143	591,433
Machinery Repair	807,849	343,315
Copyrights	270,348	228,614
Indemnity for Years Worked	155,853	167,752
Fees and Commissions	2,252,122	163,224
Insurance	295,879	-
Legal Bonus	-	70,046
Negative Equity Subsidiaries	-	32,195
Spare Parts and Other	606,619	482,261
Total	**9,565,558**	**7,472,164**
Long Term		
Furnace Reconstruction	3,210,727	6,070,268
Indemnity for Years Worked	3,521,848	3,724,146
Total	**6,732,575**	**9,794,414**

Provisions for Bad Debts:

The parent company and the subsidiaries S.A. Viña Santa Rita and Ciecsa S.A. have a provision for bad debts of Th$528,989 and Th$539,982, respectively at December 2001 and 2000.

The companies have carried out charges to the provision of Th$48,589 in 2001 and Th$74,690 in 2000.

This provision is deducted from the balances of Accounte Receivable from Sales and Notes Receivable.

Provision for Vacations:

The parent company and its subsidiaries have provisioned the total cost of vacations pending at December 31st, 2001 and 2000, as stipulated in Technical Bulletin No. 47 of the Chilean Accountants' Association.

The net balance for this item totals Th$1,019,800 at December 31st, 2001 (Th$1,135,807 in 2000).

Provision for Furnace Reconstruction:

This provision is constituted during the useful life of the refractory bricks of each smelting furnace, so that their repair does not have a distorting effect on the results for the year in which repair work is carried out.

The Company has a provision for this purpose of Th$4,323,870 and Th$6,661,701 at December 2001 and 2000.

Provision for Ullage

The Parent Company and the subsidiary S.A. Viña Santa Rita have provisioned the sum of Th$206,767 (Th$352,385 in 2000), corresponding to ullage from maintenance and bottling or filling of containers, which is deducted from inventories.

23. INDEMNITIES FOR YEARS WORKED

The provision for indemnity for years worked for by company personnel is included at its current value, as expressed in Note 2t).

In 2001, this sum totaled Th$3,677,701 (Th$3,891,898 in 2000).

At December 31st, 2001, the parent company has paid indemnities of Th$161,216 charged to this provision.

At December 31st, 2000, the parent company and the subsidiary Crowpla-Reicolite S.A. (currently Envases CMF S.A.), carried out payments of Th$187,288, which were charged to the provision.

24. OTHER LONG-TERM LIABILITIES

At December 31st, 2001 there is a balance of Th$447,908 corresponding to Future Contracts entered into by the parent company, which will expire in 2003.

At December 2000 there are no values for this item.

25. MINORITY INTEREST

The subsidiaries that generate minority interests at December 31st, 2001 and 2000 are shown in the following table:

	EQUITY Th$		NET INCOME Th$		SHARE %	
	2001	2000	2001	2000	2001	2000
S.A. Viña Santa Rita	32,272,298	29,802,373	(3,315,448)	(2,848,167)	45.90	45.90
CIECSA Consolidated	2,038,734	2,401,450	143,508	282,309	1.79	1.89
Constructora Apoger S.A.	9,682	235,844	809	2,051	20.00	20.00
Cristalchile Comunicaciones S.A.	1,554	1,694	140	76	0.01	0.01
Envases CMF S.A.(Crowpla Reicolite S.A).	-	1,608	-	(89)	0.00	0.01
Total	**34,322,268**	**32,442,969**	**(3,170,991)**	**(2,563,820)**		

26. CHANGES IN SHAREHOLDERS' EQUITY

a. Movement in 2001 and 2000

The movement of the capital and reserve accounts in the years ended on December 31st, 2001 and 2000, are presented in the following tables.

	12/31/2001									12/31/20000								
ITEMS	PAID IN CAPITAL	CAPITAL REVALUAT. RESERVE	OVERPRICE IN SALE OF SHARES	OTHER RESERVES	RESERVES FUTURE DIVIDENDS	ACCUMULATED RESULTS	INTERIM DIVIDENDS	DEFICIT FOR DEVELOPMENT PERIOD	RESULTS FOR THE YEAR	PAID IN CAPITAL	CAPITAL REVALUAT. RESERVE	OVERPRICE IN SALE OF SHARES	OTHER RESERVES	RESERVES FUTURE DIVIDENDS	ACCUMULATED RESULTS	INTERIM DIVIDENDS	DEFICIT DEVELOPMENT PERIOD	RESULT FOR THE YEAR
Initial Balance	60,973,187	-	25,988,901	6,166,094	91,287,846	17,042,239	(4,156,672)	(107,536)	-	58,236,091	-	24,822,255	5,224,415	75,539,336	19,767,748	(4,128,384)	(271,408)	-
Distribution previous year results	-	-	-	-	12,778,031	(17,042,239)	4,156,672	107,536	-	-	-	-	-	15,367,956	(19,767,748)	4,128,384	271,408	-
Definite dividend previous year	-	-	-	-	(2,660,480)	-	-	-	-	-	-	-	-	(3,782,400)	-	-	-	-
Accumulated deficit development period	-	-	-	-	-	-	-	(123,129)	-	-	-	-	-	-	-	-	(107,536)	-
Adjust. Acc Diff. in Conversion Rate	-	-	-	1,604,256	-	-	-	-	-	-	-	-	696,131	-	-	-	-	-
Eventual Dividend	-	-	-	-	(1,728,000)	-	-	-	-	-	-	-	-	-	-	-	-	-
Revaluation of shareholders' equity	1,890,169	-	805,657	172,569	3,120,716	-	(49,728)	-	-	2,737,096	-	1,166,646	245,548	4,162,953	-	(60,672)	-	-
Results for the year	-	-	-	--	-	-	-		017,770,611	-	-	-	-	-	-	-	17,042,239	
Interim dividends	-	-	-	-	-	-	(4,608,000)	-	-	-	-	-	-	-	-	(4,096,000)	-	-
Final Balance	**62,863,356**	**-**	**26,794,558**	**7,942,919**	**102,798,113**	**-**	**(4,657,728)**	**(123,129)**	**17,770,611**	**60,973,187**	**-**	**25,988,901**	**6,166,094**	**91,287,845**	**(4,156,672)**	**(107,536)**	**17,042,239**	
Up-dated Balances								**62,863,356**	**-**	**26,794,5586,357,244**		**94,117,768**	**-**	**(4,285,529)**	**(110,870)**	**17,570,548**		

b. Other Reserves

The detail of this item is as follows:

	2001 Th$	2000 Th$
Future Capital Increases	4,062,184	3,732,127
Reserves due to Adjustment of the fixed assets' value	1,886,930	2,216,987
Adjustment for difference in exchange rate		
Rayén Curá S.A.I.C.	2,203,603	617,928
Difference in VPP Sodex	(209,798)	(209,798)
Total Other Reserves	**7,942,919**	**6,357,244**

c. Accumulated Deficit during Subsidiary's Development Phase

The negative variation in the equity experimented by the company results from the application of the VVP method that is carried out by CIECSA S.A. in its subsidiary Simetral S.A., which has not started operating and its disbursements correspond to pre-operating activities. In accordance with the provisions in Circular Letter 981 of the Securities and Insurance Commission, this deficit gets the same treatment that accumulated losses.

NUMBER OF SHARES

SERIES	SUBSCRIBED SHARES	PAID SHARES	SHARES WITH VOTING RIGHTS
SINGLE	64,000,000	64,000,000	64,000,000

CAPITAL (AMOUNT TH$)

SERIES	SUBSCRIBED CAPITAL	PAID CAPITAL
SINGLE	62,863,356	62,863,356

SUBSIDIARY ON DEVELOPMENT PERIOD ACCUMULATED DEFICIT

RUT	COMPANY	AMOUNT OF THE PERIOD	AMOUNT ACCUMULATED	OBSERVATIONS
96.939.140-6	SIMETRAL S.A.	123,129	123,129	ON DEVELOPMENT PERIOD

27. OTHER NON-OPERATING INCOME & EXPENSES

At December 31st, 2001, Non-Operating Income totals Th$6,709,775 and Th$1,774,426.

Non-Operating Expenses were Th$1,923,871 in 2001 and Th$1,898,181 in 2000.

For greater detail see following table.

NON-OPERATING INCOME AND EXPENSES

CONSOLIDATED INCOME	2001 Th$	2000 Th$
Future Contracts	0	444,674
Miscellaneous Income	131,455	262,360
Sale of Shares	3,598,178	252,999
Offices and Shops Rental	282,180	248,361
Tax Exemptions	.161,309	164,356
Sale of Fixed Assets	69,158	100,832
Earnings from Underwriting of Shares	0	101,522
Indemnity due to damages	94,180	77,938
Unrealized Profit Amortization	59,957	64,428
Sale of Materials	20,189	38,420
Rights Cession Crowpla-Reicolite S.A.	1,989,949	0
Interests from sale of shares	188,953	0
P.P.M. Absorption Accumulated Earnings	38,640	0
Other Miscellaneous Income	75,627	18,536
Total Non-Operating Income	**6,709,775**	**1,774,426**
EXPENSES		
Professional Advice	722,952	633,545
Expenses soap operas (Stgo. City)	0	309,969
Settlements	139,824	158,001
Board of Directors' Share	97,783	126,179
Effect of greater share of Ediciones Financieras	0	114,803
Amortization of Frequency	119,340	107,406
Write-off Soap Operas and Other	304,650	49,435
Loss from Future Contract	0	44,231
Commercial Brands Amortization	38,793	31,439
Communications	0	23,686
Negative Goodwill Bonds	0	13,211
Insurance	11,731	9,248
Potential Loss due to Exported Products	166,158	0.
Other Expenditures	322,676	277,028
Total Non-Operating Expenses	**1,923,907**	**1,898,181**

28. PRICE LEVEL RESTATEMENTS

As the result of the application of the price-level restatement method described in Note 2 e), a net charge to results was generated in the year 2001 for $Th2,269,680 and a net charge to results of Th$2, 126,035 in 2000.

Additional information ordered by Balance Sheet item is shown in the following table.

	ADJUSTMENT INDEX	12-31-2001	12-31-2000
ASSETS (CHARGES) /CREDITS			
MARKETABLE SECURITIES	CPI	97,893	113,847
TIME DEPOSITS	CPI	198,467	627,510
SHORT-TERM DEBTORS	CPI	237,627	704,025
ACCOUNTS RECEIVABLE FROM RELATED CO.	CPI	8,682	52,625
LONG-TERM DEBTORS	CPI	281,956	4,429
INVENTORIES	CPI	657,894	722,759
FIXED ASSETS	CPI	3,681,586	4,850,698
INVESTMENTS IN RELATED COMPANIES	CPI	2,349,365	2,126,545
OTHER NON-MONETARY ASSETS	CPI	302,609	541,120
EXPENSES AND COSTS ACCOUNT	CPI	1,840,403	2,289,547
TOTAL (CHARGES) / CREDITS		**9,656,482**	**12,033,105**
LIABILITIES (CHARGES)/ CREDITS			
ACCOUNTS PAYABLE RELATED COMPANIES	CPI	(608)	0
SHORT-TERM PROVISIONS	CPI	(23,717)	(10,571)
SHORT-TERM CREDITORS	CPI	(1,629)	(1,955)
OBLIGATIONS WITH THE PUBLIC	CPI	(579,711)	(57,973)
LONG-TERM PROVISIONS	CPI	(98,489)	(224,087)
EQUITY	CPI	(5,939,383)	(8,507,368)
MINORITY INTEREST	CPI	(61,583)	
NON-MONETARY LIABILITIES	CPI	(2,767,659)	(2,378,968)
INCOME ACCOUNT	CPI	(2,453,383)	(2,978,218)
TOTAL (CHARGES) CREDITS		**(11,926,162)**	**(14,159,140)**
(LOSS) EARNINGS DUE TO PRICE LEVEL RESTATEMENTS		**(2,269,680)**	**(2,126,035)**

29. EXCHANGE RATE DIFFERENCES

Because of the difference in the rate of exchange, a net credit to results was made in the year 2001 of Th$1,347,027 and Th$ 1,025,975 in 2000.

In the fiscal year 2000 the amount of Th$1,517,546 was reclassified, which was recorded as Interest Income.

For greater information see the following table.

		AMOUNT	
ITEM	**CURRENCY**	**12-31-2001**	**12-31-2000**
ASSETS (CHARGES)/ CREDITS			
CASH	DOLLARS	(636,410)	(147,734)
CASH	OTHER CURRENCIES	(13,471)	(7,199)
CLIENTS	DOLLARS	1,598	(18,374)
CLIENTS	OTHER CURRENCIES	209,700	28,283
TIME DEPOSIT	DOLLARS	3,201,097	1,960,641
INVENTORIES	DOLLARS	362,245	300,170
INVENTORIES	OTHER CURRENCIES	0	(55)
OTHER ASSETS	DOLLARS	28,306	153,513
OTHER ASSETS	OTHER CURRENCIES	8,284	(854)
TOTAL (CHARGES)/CREDITS		**3,161,349**	**2,268,391**
LIABILITIES (CHARGES) / CREDITS			
SHORT-TERM BANK LOANS	DOLLARS	(877,208)	(254,056)
ACCOUNTS PAYABLE	DOLLARS	(116,729)	(236,536)
NOTES PAYABLE	DOLLARS	(1,399,160)	(562,024)
NOTES PAYABLE	OTHER CURRENCIES	(47,848)	(1,248)
SHORT-TERM MISC. CREDITORS	DOLLARS	(35,071)	(17,438)
SHORT-TERM PROVISIONS	DOLLARS	(353,706)	(56,400)
LONG-TERM BANK LOANS	DOLLARS	1,576,276	622,626
LONG-TERM PROVISIONS	DOLLARS	(367,094)	(448,188)
OTHER LONG-TERM LIABILITIES	DOLLARS	(172,465)	(88,142)
OTHER LIABILITIES	DOLLARS	0	(190,286)
OTHER LIABILITIES	OTHER CURRENCIES	(21,317)	(10,724)
Total (Charges) /Credits		**(1,814,322)**	**(1,242,416)**
(Loss) Income from Exchange Rate Differences		**1,347,027**	**1,025,975**

30. EXTRAORDINARY ITEMS

At December 31st, 2001, the total provision for the repair of Furnace C of Th$1,785,074 has been reversed net of taxes, because the furnace was totally rebuilt instead of being repaired.

31. ISSUE AND PLACEMENT OF SHARE AND DEBT TITLES EXPENSES

The subsidiary S.A. Viña Santa Rita placed bonds in December 2000, for which purpose it incurred in Placement Expenses that at December 31st, 2001 total Th$272,275, Th$40,057 of which are classified in Short-term Expenses carried out in advance and Th$232,218 as other long-term assets, and Th$35,565 have been charged to Results for the amortization of these expenses.

At December 31st, 2000 there are no expenses incurred.

The detail of the expenses is as follows:

Short Term	2001 Th$ Short Term	2001 Th$ Long Term	2000 Th$ Short Term	2000 Th$ Long Term
Stamp Taxes	30,994	179,680	0	0
Commission Placement Stamp Taxes	8,776	50,878	0	0
Printing Expenses	287	1,660	0	0
Total	**40,057**	**232,218**	**0**	**0**

32. CASH FLOW STATEMENT

The following table contains a detail of the values included in OTHERS, of the Cash Flow Statement.

	Dec-2001 Th$	Dec-2000 Th$
Other Income Received		
V.A.T. Recovery from exporters	1,311,935	0
Insurance Indemnity	167,053	109,671
Compensation of Forwards	86,817	203,551
PPM Absorption of earnings	38,150	0
Other Income	370,272	241,840
Exchange Rate Differences	0	290,038
TOTAL	**1,974,227**	**845,100**
Other Expenses Paid		
Difference in Rate of Exchange	1,341,806	448,077
Donations	165,300	137,233
Commission events Doña Paula Restaurant	54,701	50,721
Proceedings Japan and the U.S.A.	166,158	0
Soap Opera Consumption	304,650	310,771
Settlements	139,824	158,937
Advice	47,394	171,051
Transportation of signal	0	16,441
Vineyard Tax	0	36,983
First instance sentence	0	10,341
Other Expenses	407,273	236,124
TOTAL	**2,627,106**	**1,576,679**
Other Disbursements of Funds		
Stamp Tax Bank Credit	80,669	707,869
Commissions Bank Credit	0	603,694
Other	76,475	22,831
TOTAL	**157,144**	**1,334,394**
Sales of Other Investments		
CGE Shares	5,404,752	0
Sale of PRC	3,441,698	4,355,535
Redemption of Time Deposits (more than 90 days)	44,966,634	43,443,303
TOTAL	**53,813,084**	**47,798,838**
Other Income from Investment		
Future Contracts	10,205,758	991,322
Other	161,483	0
TOTAL	**10,367,241**	**991,322**
Other Investment Disbursements		
Purchase of shares	53,487	244,630
Future Contracts	0	447,516
TOTAL	**53,487**	**692,146**

Following is a description of those financing and investment activities that did not generate cash flow during the year, but that involve future cash flows from the parent company:

ITEM	AMOUNT Th$	Expiry
Dividend 148	(1,344,000)	Jan.-2002
Investment Payable Imports	(737,135)	Jan.-2002
Investment Payable Imports	(85,163)	Feb.-2002
TOTAL	**(2,166,298)**	

33. DERIVATIVE CONTRACTS

FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company and its subsidiaries S.A. Viña Santa Rita and Ciecsa S.A., have entered into future purchase contracts in foreign currency of ThUS$140,900 in 2001 (ThUS$97,600 in 2000), subject to the rules of Chapter VII of the Compendium of Rules of International Exchange Rate of the Central Bank of Chile and Chapter 13-2 of the Compilation of Rules of Banks and Financial Institutions.

At December 2001, the net balance of Th$2,730,982 in favor of the Financial Institutions is presented in Other Current Liabilities of Th$2,283,074 and Other Long-term Liabilities of Th$447,908.

At December 2000 the balance against the Financial Institutions of Th$812,343 is presented in Other Current Assets. Additional information is presented in the following tables ordered per quarter due, and detail of the contracts entered into by Financial Institutions.

				CONTRACT DESCRIPTION					ACCOUNTING ACCOUNTS THAT AFFECT			
TYPE OF DERIVATIVE	TYPE OF CONTRACT	VALUE OF CONTRACT	DUE OR EXPIRY DATE (QUARTER)	SPECIFIC ITEM	POSITION PURCHASE/ SALE	HEADING OR PROTECTED TRANSACTION NAME	HEADING OR PROTECTED TRANSACTION AMOUNT	VALUE OF PROTECTED HEADING	ASSETS /LIABILITIES NAME	ASSETS /LIABILITIES AMOUNT	EFFECT ON RESULT REALIZED	EFFECT ON RESULT UNREALIZAED
FR	CI	11,439,352	FIRST 2002	EXCHANGE RATE	P	DOLLAR LOAN	11,439,352	12,441,010	ASSETS	1,001,658	1,001,658	0
FR	CCPE	62,260	FIRST 2002	EXCHANGE RATE	P	DOLLAR LOAN	62,260	65,479	ASSETS	2,055	2,055	0
FR	CCPE	1,153,600	FIRST 2002	EXCHANGE RATE	P	DOLLAR LOAN	1,153,600	1,309,580	ASSETS	110,842	110,842	0
FR	CCPE	5,360,760	FIRST 2002	EXCHANGE RATE	P	DOLLAR LOAN	5,360,760	5,893,110	ASSETS	385,793	385,793	0
FR	CI	1,761,337	SECOND 2002	EXCHANGE RATE	P	0	0	0	ASSETS	203,033	203,033	0
FR	CI	1,351,260	SECOND 2002	EXCHANGE RATE	P	0	0	0	LIABILITIES	41,680	41,680	0
FR	CI	36,785,985	THIRD 2002	EXCHANGE RATE	P	0	0	0	LIABILITIES	2,082,115	2,082,115	0
FR	CCPE	62,260	THIRD 2002	EXCHANGE RATE	P	DOLLAR LOAN	62,260	65,479	ASSETS	2,055	2,055	0
FR	CI	26,186,194	FOURTH 2002	EXCHANGE RATE	P	0	0	0	LIABILITIES	1,506,830	1,506,830	0
FR	CCPE	2,788,360	FOURTH 2002	EXCHANGE RATE	P	DOLLAR LOAN	2,788,360	2,619,160	LIABILITIES	179,851	179,851	0
FR	CCPE	62,260	FOURTH 2002	EXCHANGE RATE	P	DOLLAR LOAN	62,260	65,479	ASSETS	2,021	2,021	0
FR	CCPE	2,788,360	FOURTH 2002	EXCHANGE RATE	P	DOLLAR LOAN	2,788,360	2,619,160	LIABILITIES	180,052	180,052	0
FR	CI	6,995,808	FIRST 2003	EXCHANGE RATE	P	0	0	0	LIABILITIES	447,908	447,908	0

34. CONTINGENCIES AND RESTRICTIONS

CONTINGENCIES AND COMMITTMENTS

At December 31st, 2001, there is a guarantee furnished of Th$7,624 and (Th$6,810 in 2000), as detailed in the following table:

DIRECT GUARANTEES

	DEBTOR		TYPE OF	ASSETS COMMITTED		BALANCES WHOSE PAYMENT IS PENDING AT CLOSING OF FINANCIAL STATEMENTS				RELEASE OF GUARANTEE			
CREDITOR	NAME	RELATION	GUARANTEE	TYPE	ACCOUNTING VALUE	12-31-2001	12-31-2000	12-31-2002	ASSETS	12-31-2003	ASSETS	12-31-2004	ASSETS
EDIFICIO METROPOLIS AGF	CRISTALERIAS DE CHILE S.A.	COMMERCIAL	DEPOSIT	FLOOR	7,624	7,624	6,810	-	-	-	-	7,624	7,624
BANCO SANTIAGO	RED TELEVISIVA MEGAVISION S.A.	COMMERCIAL	MORTGAGE	LAND	3,621,418	2,203,757	2,448,264	2,203,757	3,621,418	-	-	-	-
SCOTIABANK	RED TELEVISIVA MEGAVISION S.A.	COMMERCIAL	PLEDGE	TV EQUIP	432,500	1,613,408	1,612,980	1,214,208	349,301	399,200	83,199	-	-
BANCO CREDITO E INVERSIONES	RED TELEVISIVA MEGAVISION S.A.	COMMERCIAL	MORTGAGE	TV EQUIP	264,772	733,386	814,375	204,835	73,951	162,592	58,700	294,041	132,121
MISCELLANEOUS CLIENTS	RED TELEVISIVA MEGAVISION S.A.	COMMERCIAL	ADVERTISING	0	-	7,090,239	5,402,528	-	-	-	-	-	-

INDIRECT GUARANTEES

GUARANTEE CREDITOR	DEBTOR		TYPE OF	ASSETS COMMITTED		PAYMENT BALANCE PENDING AT THE CLOSE OF FINANCIAL STATEMENTS				GUARANTEE RELEASE			
	NAME	RELATION	GUARANTEE	TYPE	ACCOUNTING VALUE	12/31/01	12/31/00	12/31/02	ASSETS	12/31/03	ASSETS	12/31/04	ASSETS
SOCIETES DES PARTICIPATIONS FINANCIERES ET INDUSTRIELES	RAYEN CURA SAIC	AFFILIATE	SOLIDARY	0	0	3,771,590	3,304,224	754,318	0	754,318	0	2,262,954	0

LAWSUITS OR PROCEEDINGS WHICH THE COMPANY IS INVOLVED IN

At December 31st, 2001 and 2000 there are lawsuits and other legal actions pending corresponding to the subsidiary Red Televisiva Megavisión, which are presented in appendix attached hereto.

TRIALS

COURT OF JUSTICE	ROL N° TRIAL	ORIGIN	PROCESSAL STAGE AND INSTANCY	AMOUNT COMMITTED TH$
22	5655-1999	CIVIL	FIRST INSTANCY	470,000
16	4822-1999	CIVIL	SECOND INSTANCY	100,000
12	3025-1997	CIVIL	SECOND INSTANCY	100,000
1	1242-2000	LABORAL	FIRST ISTANCY	10,000
1	3538-2000	LABORAL	FIRST INSTANCY	15,000
2	2294-1999	LOCAL POLICE	SECOND INSTANCY	9,500

OTHER CONTINGENCIES

At December 31st, 2001 and 2000, the administration does not know of any other contingencies that may affect it.

35. GUARANTEES FROM THIRD PARTIES

The company has received the following guarantees at December 31st, 2001 and 2000:

Item	2001 Th$	2000 Th$
Rental of BankBoston Real Estate Property (UF 367,69)	5,983	5,982
Rental of property Telecomunicaciones Cono Sur Ltda. (UF 130)	2,114	2,114
Rental of office 202 AGF Building	3,822	3,821
Promissory Note Suppliers	1,003	1,281
Buin Containers Installation (Tersanoix S.A.)	155,112	-
Purchase of posts and grapevine plants (Intelmaq)	35,051	36,138
Underground materials storehouse Buín (Salfa Montajes)	31,834	37,843
Purchase of wine Alberto Siegel and others	29,195	124,930
Works Packo América S.A.	-	74,783
Total	**234,919**	**286,892**

36. LOCAL AND FOREING CURRENCY

The following table shows balance in foreign currency at December 31st, 2001 and 2000.

		AMOUNT	
ITEM	CURRENCY	12-31-2001	12-31-2000
Current Assets			
CASH	NON-ADJUSTABLE $	2,336,880	1,504,851
CASH	DOLLARS	466,769	600,307
CASH	OTHER CURRENCY	12,212	0
TIME DEPOSITS	DOLLARS	13,012,250	15,557,078
TIME DEPOSITS	ADJUSTABLE $	9,719,543	2,846,761
MARKETABLE SECURITIES	ADJUSTABLE $	3,295,316	5,816,731
MARKETABLE SECURITIES	DOLLARS	9,749,924	2,581,948
ACCOUNTS RECEIVABLE	NON-ADJUSTABLE $	24,008,164	27,325,335
ACCOUNTS RECEIVABLE	DOLLARS	6,190,569	5,528,418
ACCOUNTS RECEIVABLE	OTHER CURRENCY	1,549,397	1,108,529
ACCOUNTS RECEIVABLE	NON-ADJUSTABLE $	4,179,184	4,248,456
NOTES RECEIVABLE	DOLLARS	37,479	
NOTES RECEIVABLE	OTHER CURRENCY	20,147	
VARIOUS DEBTORS	ADJUSTABLE $	187,845	25,367
VARIOUS DEBTORS	NON-ADJUSTABLE $	420,297	871,872
VARIOUS DEBTORS	DOLLARS	17,450	1,693
VARIOUS DEBTORS	EUROS	3,104	0
VARIOUS DEBTORS	OTHER CURRENCY	21,086	8,515
NOTES AND ACCS. REC. FROM REL. CO.	ADJUSTABLE $	288,771	460,507
NOTES AND ACCS. REC. FROM REL. CO.	NON-ADJUSTABLE $	147,580	0
INVENTORIES	ADJUSTABLE $	26,292,929	27,208,343
INVENTORIES	NON-ADJUSTABLE $	113,882	284,496
INVENTORIES	DOLLARS	2,072,769	5,995,892
INVENTORIES	OTHER CURRENCY	322,539	0
TAXES RECEIVABLE	ADJUSTABLE $	1,404,637	785,983
TAXES RECEIVABLE	OTHER CURRENCY	74,731	
EXPENSES PAID IN ADVANCE	ADJUSTABLE $	615,158	537,945
EXPENSES PAID IN ADVANCE	NON-ADJUSTABLE $	239,004	211,988
EXPENSES PAID IN ADVANCE	DOLLARS	300,648	56,270

DEFERRED TAXES	NON-ADJUSTABLE $	1,265,050	810,012
OTHER CURRENT ASSETS	NON-ADJUSTABLE $	3,002,801	9,049,629
OTHER CURRENT ASSETS	DOLLARS	8,671,400	823,703
Fixed Assets			
FIXED ASSETS	ADJUSTABLE $	128,545,007	121,016,620
Other Assets			
INVESTMENT IN RELATED COMPANIES	ADJUSTABLE $	98,424,751	92,889,791
INVESTMENT IN RELATED COMPANIES	DOLLARS	13,131,177	10,638,233
INVESTMENT IN OTHER COMPANIES	NON-ADJUSTABLE $	1,430,266	1,566,535
INVESTMENTS NEFATIVE GOODWILL	ADJUSTABLE $	3,606,859	5,217,422
INVESTMENTS NEFATIVE GOODWILL	DOLLARS	5,268,598	5,026,988
LONG-TERM DEBTORS	ADJUSTABLE $	217,251	128,230
LONG-TERM NOTES RECEIVABLE FROM RELATED COMPANIES	ADJUSTABLE $	11,452	42,522
LONG-TERM NOTES RECEIVABLE FROM RELATED COMPANIES	DOLLARS	0	1,338,526
INTANGIBLE	ADJUSTABLE $	11,250,094	11,106,423
AMORTIZATION	ADJUSTABLE $	(790,431)	(635,781)
DEFERRED TAX	NON-ADJUSTABLE $	0	0
OTHER	ADJUSTABLE $	1,075,404	32,936
OTHER	NON-ADJUSTABLE $	1,104,459	1,166,736
OTHER	DOLLARS	9,671,117	209,862
OTHER	OTHER CURRENCY	285,980	0
Total Assets			
	NON-ADJUSTABLE $	38,104,704	46,917,789
	DOLLARS	68,590,150	48,358,918
	OTHER CURRENCY	2,286,092	1,117,044
	ADJUSTABLE $	284,144,586	267,479,800
	EUROS	3,104	0

CURRENT LIABILITIES

ITEM	CURRENCY	UP TO 90 DAYS				90 DAYS TO 1 YEAR			
		12-31-2001		12-31-2000		12-31-2001		12-31-2000	
		AMOUNT	ANN. AV. RATE INTEST	AMOUNT	ANN. AV. RATE INTEST	AMOUNT	ANN. AV. RATE INTEST	AMOUNT	ANN. AV. RATE INTEST
SHORT-TERM DEBT - BANKS	ADJUSTABLE $	1,015,329	7.40	1,111,510	8.35	0	0	0	0
SHORT-TERM DEBT - BANKS	NON-ADJUSTABLE $	1,004,449	6.96	0	0	5,767	0	1,106,072	6.70
SHORT-TERM DEBT - BANKS	DOLLARS	0	0	18,966	10.25	0	0	0	0
SHORT-TERM DEBT - BANKS	DOLLARS	0	0	1,927,669	3.65	0	0	816,168	3.65
SHORT-TERM DEBT - BANKS	OTHER CURRENCIES	0	0	0	0	7	1.35	0	0
SHORT-TERM DEBT - BANKS	OTHER CURRENCIES	0	0	34,324	3.25	7	1.35	0	0
LONG-TERM DEBT - BANKS	ADJUSTABLE $	897,886	7.41	1,244,672	7.28	2,906,797	7.41	4,657,804	7.28
LONG-TERM DEBT - BANKS	ADJUSTABLE $	0	0	25,843	7.16	0	0	12,921	7.16
LONG-TERM DEBT - BANKS	DOLLARS	9,430,535	3.00	24,440	0	0	0	0	0
LONG-TERM DEBT - BANKS	DOLLARS	19,514	7.60	33,933	7.60	0	0	0	0
LONG-TERM DEBT - BANKS	DOLLARS	748,734	5.82	1,306,592	8.53	2,284,626	4.82	3,777,495	8.30
LONG TERM DEBT	ADJUSTABLE $	0	0	0	0	3,054	7.00	3,117	7.00
LONG TERM DEBT	DOLLARS	178,766	11.00	133,098	11.00	20,246	11.00	20,558	11.00
DUE TO PUBLIC	ADJUSTABLE $	0	0	0	0	259,200	6.39	413,353	6.59
DIVIDENDS PAYABLE	NON-ADJUSTABLE $	980,593	0	742,670	0	795	0	1,385	0
ACCOUNTS PAYABLE	DOLLARS	3,105,526	0	1,898,189	0	327,051	0	279,977	0
ACCOUNTS PAYABLE	NON-ADJUSTABLE $	4,493,239	0	5,729,753	0	0	0	0	0
ACCOUNTS PAYABLE	OTHER CURRENCIES	63,081	0	62,673	0	0	0	0	0
NOTES PAYABLE	ADJUSTABLE $	38,620	0	12,098	0	97,064	0	89,244	0
NOTES PAYABLE	DOLLARS	3,402,527	0	5,539,946	0	198,314	0	214,115	0
NOTES PAYABLE	EUROS	0	0	0	0	21,682	0	95,599	0
NOTES PAYABLE	OTHER CURRENCIES	268,818	0	537,414	0	0	0	1,312	0
VARIOUS CREDITORS	NON-ADJUSTABLE $	569,701	0	594,654	0	0	0	0	0
VARIOUS CREDITORS	DOLLARS	32,740	0	29,572	0		0	0	0
NOTES AND ACCS. PAYABLE REL. CO.	ADJUSTABLE $	34,094	0	1,149	0	0	0	0	0
NOTES AND ACCS. PAYABLE REL. CO.	ADJUSTABLE $	0	0	276,399	0	276,465	5.50	276,399	7.47
NOTES AND ACCS. PAYABLE REL. CO.	NON-ADJUSTABLE $	1,422,926	0	1,005,625	0	0	0	0	0
NOTES AND ACCS. PAYABLE REL. CO.	DOLLARS	206,012	0	240,449	0	0	0	0	0
PROVISIONS	ADJUSTABLE $	187,718	0	784,554	0	0	0	0	0
PROVISIONS	NON-ADJUSTABLE $	5,869,275	0	4,492,239	0	173,690	0	175,749	0
PROVISIONS	DOLLARS	2,947,199	0	1,599,914	0	0	0	118,287	0
PROVISIONS	OTHER CURRENCIES	387,676	0	301,421	0	0	0	0	0
RETENTIONS	NON-ADJUSTABLE $	2,709,453	0	2,285,471	0	0	0	0	0
RETENTIONS	OTHER CURRENCIES	16,585	0	0	0	0	0	0	0
INCOME I ADVANCE	NON-ADJUSTABLE $	1,471,360	0	2,214,652	0	0	0	0	0
OTHER CURRENT LIABILITIES	NON-ADJUSTABLE $	2,241,394	0	0	0	41,680	0	0	0
Total Current Liabilities									
	ADJUSTABLE $	2,173,647	0	3,456,225	0	3,542,580	0	5,452,838	0
	NON-ADJUSTABLE $	20,762,390	0	17,065,064	0	221,932	0	1,283,206	0
	DOLLARS	20,071,553	0	12,752,768	0	2,830,237	0	5,226,600	0
	OTHER CURRENCIES	736,160	0	935,832	0	7	0	1,312	0
	EUROS	0	0	0	0	21,682	0	95,599	0

LONG TERM LIABILITIES - CURRENT YEAR

ITEM	CURRENCY	1 TO 3 YEARS AMOUNT	1 TO 3 YEARS ANN. AV. RATE INTEST	3 TO 5 YEARS AMOUNT	3 TO 5 YEARS ANN. AV. RATE INTEST	5 TO 10 YEARS AMOUNT	5 TO 10 YEARS ANN. AV. RATE INTEST	MORE THAN 10 YEARS AMOUNT	MORE THAN 10 YEARS ANN. AV. RATE INTEST
SHORT TERM BANK DEBT	DOLLARS	4,663,245	4.52313	275,973	4.52313	0	0	0	0
SHORT TERM BANK DEBT	DOLLARS	28,062,428	3.00000	28,062,429	3.00000	0	0	0	0
SHORT TERM BANK DEBT	ADJUSTABLE $	2,337,583	7.41000	40,657	7.41000	0	0	0	0
DUE TO THE PUBLIC	ADJUSTABLE $	406,567	6.29000	3,252,532	6.29000	0	0	16,262,660	6.29000
VARIOUS CREDITORS	DOLLARS	302,799	11	57,215	11	0	0	0	0
VARIOUS CREDITORS	DOLLARS	264,666	0	0	0	0	0	0	0
VARIOUS CREDITORS	NON-ADJUSTABLE $	3,616	0	1,205	0	0	0	0	0
NOTES PAYABLE	ADJUSTABLE $	36,759	0	0	0	0	0	0	0
NOTES PAYABLE	DOLLARS	222,657	0	0	0	0	0	0	0
LONG TERM CREDITORS	ADJUSTABLE $	57,760	0	0	0	0	0	0	0
LONG TERM CREDITORS	DOLLARS	739,232	11.06000	861,196	11.06000	0	0	0	0
IMPUESTOS DIFERIDOS	NON-ADJUSTABLE $	916,876	0	299,698	0	749,244	0	0	0
LONG TERM PROVISIONS	ADJUSTABLE $	3,521,849	0	0	0	0	0	0	0
LONG TERM PROVISIONS	DOLLARS	3,210,726	0	0	0	0	0	0	0
OTHER LONG TERM LIABILITIES	DOLLARS	447,908	0	0	0	0	0	0	0
Total Pasivos a Largo Plazo									
	DOLLARS	37,913,661		29,256,813		0		0	
	ADJUSTABLE $	6,360,518		3,293,189		0		16,262,660	
	NON-ADJUSTABLE $	920,492		300,903		749,244		0	

LONG TERM LIABILITIES - PREVIOUS YEAR

ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS	
		AMOUNT	ANN. AV. RATE INTEST	AMOUNT	ANN. AV. RATE INTEST	AMOUNT	ANN. AV. RATE INTEST	AMOUNT	ANN. AV. RATE INTEST
LONG TEM DEBT BANKS	DOLLARS	59,978,922	0	0	0	0	0	0	0
LONG TERM DEBT BANKSL	DOLLARS	7,133,637	7.20	3,156,307	7.20	0	0	0	0
NOTES PAYABLE	ADJUTABLE $	274,049	0	91,672	0	0	0	0	0
OBLIGATIONS WITH THE PUBLIC	ADJUTABLE $	609,705	0	0	0	0	0	0	0
VARIOUS CREDITORS	ADJUTABLE $	102,134	0	0	0	0	0	0	0
VARIOUS CREDITORS	ADJUTABLE $	5,333	7.00	2,497	7.00	0	0	0	0
VARIOUS CREDITORS	DOLLARS	305,070	11.00	199,776	11.00	0	0	0	0
LONG-TERM PROVISIONS	DOLLARS	6,070,268	0	0	0	0	0	0	0
LONG-TERM PROVISIONS	ADJUTABLE $	3,724,146	0	0	0	0	0	0	0
DEFERRED TAX	NON-ADJUSTABLE $	200,5470	0	0	0	0	0	0	0
Total Long-Term Liabilities									
	DOLLARS	73,487,897	0	3,356,083	0	0	0	0	0
	ADJUTABLE $	4,715,367	0	94,169	0	0	0	0	0
	NON-ADJUSTABLE $	200,547	0	0	0	0	0	0	0

37. SANCTIONS

The Securities and Insurance Commission and other administrative authorities have not sanctioned the company in any way in the years 2001 and 2000

38. POST EVENTS

CRISTALERIAS DE CHILE S.A.

The parent company paid dividend number 148 of $30 per share on January 8, 2002 over 64,000,000 shares that had been agreed by the Board of Directors in November 2001.

The Securities and Insurance Commission issued Official Circular Letter 081 related to the devaluation of the Argentine currency on January 22, 2002 recognizing a rate of exchange of $1.7 Argentine Pesos per Dollar of the United States of America. This implied acknowledging an accounting loss in the consolidated financial statements of $2,151 million for investments in Rayén Curá S.A.I.C. and Viña Doña Paula S.A.

The Management does not know of any other events that could significantly affect the financial statements at December 31st, 2001.

39. ENVIRONMENT

The company is permanently committed to the preservation of the environment.

During the second quarter of 2000, the parent company carried out investments of Th$1,173,681 that correspond mainly to a new electrostatic precipitator to filter gases discharged from the smelting process, thereby ensuring fulfillment of emission standards for particulate matter applied by the supervising agencies.

The subsidiary S.A. Viña Santa Rita has invested Th$86,597 in the January – December, 2001 period.

40. TIME DEPOSITS

The company presents the following information at December 31st, 2001 and 2000.

INSTITUTION	CURRENCY	2001 Th$	2000 Th$
Banco Santiago	US$	4,264,634	1,485,087
Banco Crédito e Inversiones	US$	4,445,253	-
Banco A. Edwards	US$	4,302,363	-
Banco Santander N. York	US$	-	14,071,990
Banco Santiago	UF	2,227,619	912,767
Banco A.Edwards	UF	881,714	-
Banco Santander	UF	4,221,202	-
Scotia Bank (Sudaméricano)	UF	1,318,036	-
Citibank	UF	1,070,972	-
Banco de Chile	UF	-	1,933,995
Total		**22,731,793**	**18,403,839**

41. SHARE TRANSACTIONS

The members of the board, majority shareholders and related individuals carried out the following share transactions during the fiscal years 2001 and 2000:

	2001		2000	
	Purchase	Sale	Purchase	Sale
BOARD MEMBERS:				
NO TRANSACTIONS	-	-	-	-
MAJORITY SHAREHOLDERS:				
The Bank of New York (*)	-	-	8,554,089	441,150
Citibank N.A.	-	-	312,912	11,562,354

(*)As of October 2000, it replaced Citibank N.A. as depository bank of the ADR holders.

Transactions of individuals and corporations related with board members.

No transactions.

42. DISTRIBUTION OF SHAREHOLDERS

Following is the distribution of shareholders at December 31st, 2001 and 2000.

TYPE OF SHAREHOLDER	SHARE PERCENTAGE		NUMBER OF SHAREHOLDERS	
	2001	2000	2001	2000
10% share or more	34.03	46.71	1	2
Less than a10% share with an investment = or > 200 UF	65.81	53.12	261	235
Less than a 10% share with an investment < 200 UF	0.16	0.17	831	866
TOTAL	**100.00**	**100.00**	**1,093**	**1,103**
COMPANY CONTROLLER	**52.14**	**52.14**	**3**	**3**

43. REMUNERATIONS OF THE BOARD OF DIRECTORS

At December 31st, 2001 and 2000 the amounts of Th$833,771 and Th$842,087, respectively, were paid due to allowances and profit-sharing, according to the following detail:

	2001 M$	2000 M$
Profit-sharing		
Previous fiscal year	821,240	831,603
Honorariums	3,706	2,582
Allowance for attendance to meetings	7,545	7,902
Allowance for Board Committee	1,280	-
TOTAL	**833,771**	**842,087**

On the other hand, the amount of Th$855,221 has been provisioned for the profit sharing of year 2001 (Th$826,854 in 2000).

ENRIQUE ACEVEDO CARRILLO
GENERAL ACCOUNTANT

BENITO BUSTAMANTE CASTAGNOLA
COMPTROLLER

CIRILO ELTON GONZALEZ
GENERAL MANAGER

Financial Statements Ratio Analysis

AT DECEMBER 31st, 2001 & 2000

1. CONSOLIDATED FINANCIAL INDICATORS

		Dec. 31 2001	Dec. 31 2000
Liquidity			
Current Ratio	times	2.38	2.46
Acid Ratio	times	1.73	1.69
Leverage			
Leverage Ratio	times	0.68	0.63
Short-term debt	%	34.7%	36.2%
Long-term debt	%	65.3%	63.8%
Interest Expenses	times	4.07	5.07
Activity			
Total Assets	MILLION$	393,271	363,996
Investments	MILLION$	33,791	101,484
Disposal of Property	MILLION$	2,388	2,620
Inventory Turnover	times	n.a.	n.a.
Inventory Permanence	days	n.a.	n.a.
Results			
Sales (1)	MILLION$	141,929	144,962
Costs of Sales	MILLION$	87,462	90,807
Operating Income	MILLION$	32,585	30,852
Interest Expenses	MILLION$	6,931	5,130
Non-operating Income	MILLION$	-8,446	-6,954
EBITDA	MILLION$	40,835	38,280
Net income after tax	MILLION$	17,771	17,571
Earnings			
Return on Equity (ROE)	%	8.5%	8.9%
Return on Assets (ROA)	%	4.7%	5.3%
Return on Operating Assets	%	15.6%	15.2%
Earnings per share	$	277.7	274.5
Dividends Return	%	3.1%	3.7%

(1) Because the company's share declined to 50%, Crowpla Reicolite S.A. and Ediciones Financieras S.A., which showed income of Million $15,468 in 2000, have not been consolidated in 2001.

Current Ratio:	Current Asset to Current Liabilities.
Acid ratio:	Funds available to Current Liabilities.
Leverage Ratio:	Total Liabilities to Equity.
Interest Expenses Coverage:	Earnings before Taxes and Interests divided by Interest Expenses.
Inventory Turnover:	Ratio between Cost of Sales for the period and average Inventories.
Permanence of inventories:	Ratio between average Inventories and the Cost of Sales for the period, multiplied by 360 days.
EBITDA:	Earnings before Interests, Taxes, Depreciation and Amortization.
Dividends Return:	Sum of dividends paid over the past 12 months divided by the market price of the shares for the period.

The main trends observed in the indicators for the 2001 fiscal year are:

LIQUIDITY RATIOS

There is a reduction in the liquidity ratio in 2001 compared to 2000 due to the change of the installments of the syndicated loan from the long term to the short-term, an increase in provisions, and the effect of the increase of 14.4% in the price of the US Dollar over the fiscal period on bank loans in US Dollars.

LEVERAGE RATIOS

The leverage ratio and ratio of the debt distribution in the short and long term show variations that may be explained by the same reasons given above.

The interest expenses coverage ratio fell compared to the previous year because of an increase in interest expenses due to the syndicated loan of MUS$100,000 obtained in September 2000 and the Bond issue carried out by the subsidiary S.A. Viña Santa Rita at the beginning of the year 2001.

EARNING RATIOS

These ratios show slight deterioration as the results are similar for both fiscal years, with higher investment of assets in 2001 partially financed with equity.

On the other hand, although dividends 7.7% higher than in 2000 were distributed in 2001, dividends return index declined as a result of the increase in the price of the share in the stock market, from $3,300 at December 2000 to $4,300 at December 2001.

2. DIFFERENCE BETWEEN THE BOOK VALUE AND THE MARKET VALUE OF THE MAIN ASSETS

Financial statements at December 31st, 2001 have been prepared in accordance with the generally accepted accounting principles and general and specific regulations of the Securities and Insurance Commission, the body in charge of supervising the Company. The appraisal of assets includes price-level restatement, provisions and technical revaluations. We consider that this is a reasonable way of appraising the company's permanent investments.

At December 31st, 2001 there are financial investments in shares accounted in accordance with their purchase value in $3,270 million, whose value in the stock exchange on that same date is $5,118 million.

3. RESULTS FOR THE PERIOD

3a. Consolidated Result

Cristalerías de Chile S.A. consolidates its results with Viña Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger. Since the second quarter of 2000, the Company does not consolidate its results with Envases CMF S.A. (formerly Crowpla-Reicolite S.A.). On June 29, 2001, Cristalerías de Chile S.A., ("Cristalerías") and Embotelladora Andina S.A., ("Andina") entered into a series of contracts with the purpose of establishing an association or Joint Venture in the plastic container business PET that both companies carried out through their respective subsidiaries

Crowpla-Reicolite S.A. and Envases Multipack S.A. ("Multipack"). This association was carried out by incorporating Andina Inversiones Societarias S.A., as a shareholder of Crowpla-Reicolite S.A., holding 50% of that company's shares. The remaining 50% of those shares remained in hands of Cristalerías. Likewise, Crowpla-Reicolite S.A. acquired the necessary assets to carry out this association from Multipack. This transaction generated a $1,974 million income for Cristalerías, which is presented in the account "Other Non-operating Income". On the other hand, shares of Ediciones Chiloé and Ediciones Financieras were sold to Recoletos Chile Ltda. (Financial Times) on September 27, 2001 remaining CIECSA with a 50% stake in Ediciones Chiloé. Since that date, the company does not consolidate its financial statements with Ediciones Financieras S.A. ("El Diario").

At December 31st, 2001, the Company's net income reached $17,771 million, 1.1% higher than in 2000. This result is explained by an increase in the operating income, which totaled $32,585 million, mainly due to improved operating results in Viña Santa Rita and CIECSA, compensated by a decrease in the non-operating income that registered a $8,446 million loss. This was mainly due to higher interest expenses corresponding to the syndicated loan of Cristalerías de Chile, and a higher net loss in subsidiaries, including the effect of the devaluation in Argentina for the company's investment in Rayén Curá (applying an exchange rate of of 1.7 Argentine Pesos per Dollar, as stipulated by the Securities and Insurance Commission). These negative factors were partially compensated by an increase in other non-operating income from the sale of investment shares (Compañía General de Electricidad) and the association between Crowpla-Reicolite S.A. and Multipack.

Cristalerías´consolidated sales totaled $141,929 million in 2001, a 9.6% increase compared with the previus year, adjusted for the non-consolidation of Crowpla-Reicolite and Ediciones Financieras during the period[1]. The sales increase recorded by Cristalerías at consolidated level results from higher sales in the glass business (10.1%), Santa Rita (5.0%) and CIECSA (27.5%). Similarly, the consolidated operating income totaled $32,585 million, which represents an 8.8% increase, adjusting the operating income of year 2000 by Ch$902 million, corresponding to the operating income generated by Crowpla-Reicolite and Ediciones Financieras during that period. Of the operating income, the glass business contributed $20,741 million, Santa Rita $11,181 million, CIECSA $635 million and Apoger $4 million.

The following analysis explains Cristalerías´s result, based on individual financial statements, as well as those of its main subsidiaries.

3b. Individual Result

The Company reached individual sales of $65,784 million at December 2001, which represents a 10.1% increase compared with the previous year. Volume sales increased by 5.9% to a record high of 234,740 tons. This elevated sales level is mainly due to higher sales of bottles to the beer market due to the introduction of new formats, as well as to the wine market.

Operating income increased by 2.2% to $20,741 million. On a comparative basis the operating margin declined, which may be basically explained by the following factors: i) higher sales of imported products with a lower margin due to the reconstruction of furnace C during the first half of the year; ii) higher depreciation charges , and iii) an increase in costs due to the rise in the exchange rate, which directly affected costs of energy, raw and imported materials.

1 Crowpla-Reicolite and Ediciones Chiloe´s sales reached $15,468 million as of December 2000.

The Company's net income increased by1.1% reaching $17,771 million. Cristalerías' non-operating income turned from an income of $476 million in 2000 to a loss of $1,415 million in 2001. This result is mainly explained by the following factors: i) higer net losses from the investment in Metrópolis Intercom S.A., ii) the accounting effect of the devaluation of the Argentine Peso ($1.7 Argentine Pesos per Dollar) in Rayén Curá and Viña Doña Paula and iii) higher interest expenses corresponding to a syndicated loan of US$100 million. The aforementioned was mainly compensated by other non-operating income, which include a $1,990 million income as a result of the valuation of Crowpla-Reicolite for the purpose of associating with Multipack, in addition to a $2,890 million income from the sale of 1,834,997 shares of Compañía General de Electricidad.

Finally, the Company registers an extraordinary $1,785 million credit due to the reversal of a maintainance provision for repairing Furnace C, which was rebuilt, and therefore is included as "Special Items".

3c. Results in Subsidiaries

At December 31st, 2001, Santa Rita's income totaled $7,220 million, which represents a 16.4% increase compared with 2000. In the local market the Company's volumes increased by 11.0% compared with 2000. Prices in the local market fell by 13.0% in real terms as a result of higher competition and lower costs of wine, which resulted in a 3% sales decrease in this market. Sales to the export market grew by 2.0% in volume terms due to increased sales to the European and American markets. Exports accounted for 48.9% of sales over the period in the amount of US$49 million. The operating income increased by 17.5% to $11,181 million, mainly due to increased volumes in the local market and improvement of margins both in the local and the export markets. The average price in dollars per case for the export market reached US$30.1, whereas the average for the industry was US$23.85 per case. At December 2001, Santa Rita registered a non-operating loss of $2,277 million, compared with a $2,197 million loss in 2000. This is mainly explained by higher interest expenses incurred by the company corresponding to the bonds placement in the local market.

Megavisión –CIECSA's main subsidiary– reached a Ch$635 million operating income, compared with a Ch$76 million income in 2000. Megavisión's viewership share reached 19.4% during the period[2]. Net sales increased by 27.5% totaling $16,122 million as a result of live production, whereas costs of sales increased by 23.2%. At December 2001, Megavisión registered a $674 million net loss, compared with an $874 million loss in 2000. Finally, CIECSA improved its non-operating result from a loss of $1,770 million in 2000 to a loss of $558 million in 2001. This is basically explained by a $703 million non-operating income generated from the sale of shares of Ediciones Chiloé and Ediciones Financieras, which was presented in the account "other non-operating income". CIECSA's net income reached Ch$263 million, compared with Ch$962 million loss the previous year.

Envases CMF S.A. recorded a net income of $1,838 million in 2001 compared with a $607 million income in 2000 (the latter figure only accounts for Crowpla-Reicolite's result prior to its association with Multipack). The company increased sales by 121% totaling $27,897 million during the year. It is worth noting that this significant sales increase is mainly attributed to the association with Multipack, carried out at the end of June 2001. Volume sales increased by 102%, totaling 19,301 tons. Operating income reached $3,220 million, 178% higher than in 2000.

2 Measured between 9:00 AM and 01:00AM (i.e.: 16 hours daily) from Monday through Sunday.

Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerías, and 50% owner of Cordillera Comunicaciones Ltda.), registered a $7,034 million net loss as of December 31st, 2001, compared with a $3,971 million loss in 2000. Cordillera Comunicaciones Ltda. (99.9% owner of Metrópolis-Intercom S.A.) had a net loss of $14,068 million compared with a loss of $7,633 million in 2000. The negative variation is mainly explained by: (i) a $9,837 million loss generated by the negative result in Metrópolis-Intercom S.A. over the period ($3,766 million loss in 2000) and (ii) a $3,954 million charge corresponding to the negative goodwill amortization ($2,724 million in 2000). This higher charge results from the purchase of 40% of Metrópolis-Intercom shares in July, 2000.

During 2001, Metropolis-Intercom S.A reached sales of $45,847 million compared with $44,880 million in 2000. At December 2001, Metropolis-Intercom registered a $9,837 million net loss compared with a $3,766 million loss in 2000. This lower result is due to: (i) a higher depreciation charge for $9,312 million ($6,213 million in 2000) mainly corresponding to the HFC network acquired in July 2000; (ii) a 5.8% reduction in the average monthly rate of the basic service over the period; (iii) greater programming charges associated to the increase in the exchange rate and to new services. The Company ended the period with 268,000 subscribers, a 2.2% reduction compared with year 2000.

4. CASH FLOW STATEMENT

During the 2001 fiscal year, a positive total net cash flow of $10,358 million was generated, which may be explained by a positive flow generated by the operating activities of $39,290 million and a positive flow of funding of $5,016, compensated by the negative flow of investment activities of $33,947.

The operating flow mainly corresponds to collection from sales and interests income earned, which partially declined due to payments to suppliers, taxes and interests.

The flow of financing is fundamentally explained by an increase in the obligations with the public of Sociedad Anónima Viña Santa Rita of $18,307 million, compensated by reductions of loans of $3,247 million, payment of obligations with the public of $1,058 million and dividends paid of $9,453 million.

The investment flow is basically explained by Capital Expenditures of $32,730 million, net investment in financial instruments for more than 90 days of $11,168 million and the reduction in the balance of loans to Related Companies of $1,179 million.

This resulted in an increase in the final balance of cash and cash equivalent, from $28,670 million to $37,776 million at December 31, 2001. In accordance with the current regulations of the Securities and Insurance Commission and the Chilean Accountants' Association, Time Deposits and agreements of less than 90 days have been considered cash equivalent.

5. RISK ANALYSIS FOR INTEREST RATES AND EXCHANGE RATE

a. Interest Rates.

Cristalerías and its subsidiaries are exposed to the risk represented by fluctuations in the interest rate over its short-term and long-term debts. At December 31, 2001, bank liabilities and short and long-term obligations with the public totaled $101,937 million, which represents 25.9% of the Company's consolidated assets.

On the other hand, bank loans total $81,756 million, $73,553 million of which correspond to foreign currency loans agreed at variable rates related with the 6-month LIBOR, $7,198 million to loans in Chilean Pesos adjustable in UF (indexed currency unit) exposed to changes in the 6-month TAB rate, and $1,003 million to a credit in Chilean Pesos at a 6.96% annual rate.

Obligations with the public of $20,181 million correspond to Bonds issued by the subsidiary Viña Santa Rita at a fixed interest rate.

On the other hand, at December 31st, 2001, the Company had funds available of M$52,660 million invested at different terms in instruments like time deposits, bonds, and fixed rate mutual funds.

The company and its subsidiaries, currently do not use secondary financial instruments to reduce the risk of fluctuations in the interest rate, a policy that shall be permanently revised to evaluate the alternatives offered around the world.

b) Exchange Rate Risk

The Company and its subsidiaries have liabilities of US$137.6 million representing 22.9% of their consolidated assets, which includes a long-term syndicated loan of US$100 million in the parent company and long-term bank loans in Viña Santa Rita of US$12.2 million. At December 31st the Company has investments of US$47.9 million in time deposits, bonds, and fixed rate mutual funds. In addition, there are future sales contracts of US$119.6 million, and a contract that covers Euro/Dollar fluctuations for EUR 3.5 million, all of which provide reasonable coverage to the risk of variation in the exchange rate.

Relevant Events

1.- JOINT VENTURE FOR PLASTIC CONTAINERS.

- The Securities and Insurance Commission was informed on May 30, 2001 that Cristalerías de Chile S.A. (Cristalerías) and Embotelladora Andina S.A. (Andina) were negotiating the future development of a plastic container business (PET), through their respective subsidiaries Crowpla-Reicolite S.A. and Envases Multipack S.A. They were evaluating the possibility of combining those businesses through a joint venture or association in equal shares in the plastic container production operations (the Potential Operation).

Cristalerías and Andina signed a non-binding letter of intent on May 29, 2001, establishing the conditions for the Potential Operation.

Cristalerías did not guarantee that the result of these negotiations would lead to a contract, or the time the negotiations would last, or if they would finally lead to the implementation of the Potential Operation.

The Securities and Insurance Commission was informed on July 3, 2001 that on June 29, 2001, Cristalerías de Chile S.A. (Cristalerías) and Embotelladora Andina S.A. (Andina) had signed a series of contracts with the purpose of establishing an Association or Joint Venture of the plastic container businesses (PET) that these companies carried out through their respective subsidiaries Crowpla-Reicolite S.A (Crowpla) and Envases Multipack S.A. (Multipack).

This Association was carried out by incorporating Andina Inversiones Societarias S.A., as shareholder of Crowpla-Reicolite S.A., with 50% of the company's shares. The remaining 50% of the shares was maintained in hands of Cristalerías. Crowpla acquired the necessary assets from Multipack to develop the association. During November 2001Crowpla changed its name to ENVASES CMF S.A.

The above corresponds to the materialization of the essential event reported on May 29th, 2001.

2.- VIÑA LOS VASCOS CONTRACT

On July 25th, 2001 the Securities and Insurance Commission was informed that according to the provisions in Article 44 of law 18,046, the Board of Directors was requested to approve entering into the following contract, which for the effects of the provisions in Article 44 of Law 18,046, is understood to involve a significant amount.

Company
Viña Los Vascos S.A.
Glass Container Sales Contract
Amount U.F. 33,400

The Board of Directors considered that the operation described above fulfills the conditions of equity that usually prevail in the market, and it approved entering into the referred contract.

A letter was sent to the Securities and Insurance Commission on August 3rd expanding the essential event reported on July 25th, informing that the glass container sales contract with Viña Los Vascos S.A. corresponds to the sale of containers to be delivered during the year, estimated a priori at 4,120,000 units.

The sale corresponds to an operation in the company's regular line of business and it represents less than 1% of the sales of Cristalerías de Chile S.A.. The price level applied corresponds to the price applicable to any similar sale.

It is estimated that the operation will generate profits, but it is not possible to quantify them since the production and deliveries will be effected in the future. The result of this operation should be similar to the one produced by sales of wine bottles to other company customers.

The above operation was reported to the Committee of Board Members established in Article 50 bis of the Law on Corporations, which considered that the operation proposed fulfills the conditions of equity normally prevailing in the market.

The Securities and Insurance Commission was reported on December 31st, 2001 that in the Meeting of the Board of Directors held on December 28th, the Company's Board agreed to sell to its subsidiary Cristalchile Inversiones S.A., in which it has a 99.99% share, the total shares that Cristalerías de Chile S.A. holds of the Argentine company, Rayén Curá S.A.I.C.

The sale price is equivalent in pesos to UF 1,129,110.79, which corresponds to the investment's book value; therefore, there are no substantial effects on the company's equity or financial statements.

On February 6th, 2002 and with regard to the Official Circular Letter 079 and 81 of January 14 and 22, 2002 of the Securities and Insurance Commission, it reports as follows:

a) Regarding the devaluation of the Argentine currency, up to date we can estimate that Cristalerías de Chile S.A., in its condition of indirect shareholder of Rayén Curá S.A.I.C. (an Argentine company of which it holds a 40% stake), should recognize an accounting loss of $2,226 million in its financial statements for the fiscal year 2001.

b) In addition, in its conditon of parent company of Sociedad Anónima Santa Rita (54.1% stake), Cristalerías Chile S.A. must recognize an accounting loss of $289 million in its financial statements for the fiscal year 2001.

The above estimates consider an exchange rate of 1.7 Argentine Pesos per US Dollar, as provided in the Official Circular Letter 81 of January 22, 2002 of the Securities and Insurance Commission.

S.A. VIÑA SANTA RITA

The subsidiary S.A. Viña Santa Rita reported to the Securities and Insurance Commission that in the General Ordinary Shareholders' Meeting held in April, 2001, the following agreements were reached:

1.- A definite dividend No. 11 of $1.97 per share corresponding to the fiscal year 2000 to be paid on April 27, 2001 was approved.

2.- It was agreed to maintain the board of director's current remuneration, which is equivalent to 2% of net profits, to be distributed among the total board members. The president shall receive twice the remuneration of a regular board member who dedicates the same amount of time.

3.- The current auditors, Arthur Andersen Langton Clarke y Cía., were appointed as external auditors, or in their defect, Price Waterhouse Coopers, authorizing the company's board of directors to appoint, among other companies, the external auditors to be contracted depending on the best economic alternative for Viña Santa Rita.

4.- DCR Chile Duff & Phelps Clasificadora de Riesgos Ltda., and Humphreys y Cía. Clasificadora de Riesgo were appointed to rate the bonds issued by the company.

5.- It was agreed that the notifications and summons to Shareholders' Meetings shall be published in the EL DIARIO newspaper or in its defect in the LA NACION newspaper.

6.- It was agreed that 30% of the earnings of each fiscal year, provided there are no accumulated losses, shall be destined to paying cash dividends, which may be interim or final.

7.- A sum equivalent to a maximum of UF 586 per year was approved as the budget for the year 2001 to finance the expenses of the Committee of Board Members, including the fees of the advisors it may hire. The Company's Board of Directors is authorized to allocate supplementary funds, if necessary, rendering account of such expenses in the next General Shareholders' Meeting.

8.- The entire Board of Directors was renewed. The current members are: Messrs. Ricardo Claro Valdés, Gregorio Amunátegui Prá, Arturo Claro Fernández, Gustavo de la Cerda Acuña, Andrés Navarro Haeussler, Juan A. Figueroa Yávar, Baltazar Sánchez Guzmán, Hernán Somerville Senn, Alfonso Swett Saavedra and José Pablo Arellano Marín. The new directive committee appointed Mr. Ricardo Claro Valdés as Chairman, and Mr. Juan A. Figueroa Yávar as Vice-chairman.

On April 5th, after the General Shareholders' Meeting, the following board members were appointed members of the Board Members Committee: Mr. José Pablo Arellano Marín, as Independent Board Member and Messrs. Andrés Navarro Haeussler and Arturo Claro Fernández as Controlling Board Members.

On May 29, 2001 the Securities and Insurance Commission was informed as an essential event that after examining the professional service proposals from the Independent Auditors, Price Waterhouse Coopers and Arthur Andersen Langton Clarke, the Board of Directors of S.A. Viña Santa Rita, definitively appointed Arthur Andersen Langton Clarke as External Auditors for the year 2001.

Ownership Structure

Investing Company	Cristalchile	Ciecsa S.A.	Cristalchile Comunicaciones	Cristalchile Inversiones	Santa Rita
Issuing Company					
CIECSA S.A.	98.21%				
CONSTRUCTORA APOGER S.A.	80.00%				
CRISTALCHILE COMUNICACIONES	99.99%				
CRISTALCHILE INVERSIONES	99.99%				
ENVASES C.M.F. S.A	50.00%				
INMOB. DON ALBERTO S.A.	38.20%				
S.A. VIÑA SANTA RITA	54.10%				
EDICIONES CHILOE S.A.		50.00%			
EDITORIAL ZIG ZAG S.A.		49.89%			
MEGAVISION S.A.		78.01%			
SIMETRAL S.A.		81.50%			
CORDILLERA COMUNIC. HOLDING LTDA.			50.00%		
RAYEN CURA S.A.I.C.			40.00%		
VIÑA CARMEN S.A.				99.90%	
VIÑA CENTENARIA S.A.				99.00%	
VIÑA LOS VASCOS S.A.				43.00%	

Subsidiaries and Affiliate Companies Financial Statements Summary

CIECSA S.A. (CONSOLIDATED)

	2001 Th$	2000 Th$
Ownership Percentage	98.21%	98.11%
Current Assets	7,980,485	8,167,963
Fixed Assets	6,213,630	7,232,633
Other Assets	13,113,666	14,057,050
Total Assets	**27,307,781**	**29,457,646**
Current Liabilities	10,214,005	14,749,157
Long-Term Liabilities	5,167,852	3,102,911
Minority Interest	1,856,005	2,224,171
Total Net Worth	**10,069,919**	**9,381,407**
Total Liabilities and Net Worth	**27,307,781**	**29,457,646**
Sales	16,122,182	15,484,619
Gross Margin	3,145,132	3,952,988
Net Income (Loss)	262,656	(961,872)
Cash Flow		
Net Flow from Operating Activities	(105,783)	(1,494,064)
Net Flow from Financing Activities	(4,342)	3,687,774
Net Flow from Investing Activities	318,230	(1,939,770)
Inflation Effect	(36,521)	(3,287)
Net Change in Cash and Cash Equivalents	**171,584**	**250,653**
Cash and Cash Equivalent at the Beginning of the Period	1,264,021	1,013,368
Cash and Cash Equivalent at the End of the Period	**1,435,605**	**1,264,021**

NOTE: According to the Securities and Insurance Commission requirements Subsidiaries and Affiliate Companies' Financial Statements have been included summarized. Subsidiaries and Affiliate Companies' Financial Statements with their corresponding External Auditors Opinion were disclosed to the Securities and Insurance Commission and to the Chilean Stock Exchanges.

CONSTRUCTORA APOGER S.A. (CONSOLIDATED)

	2001 Th$	2000 Th$
Current Assets	48,385	1,182,989
Fixed Assets	-	-
Other Assets	83	-
Total Assets	**48,468**	**1,182,989**
Current Liabilities	85	3,815
Long-Term Liabilities	7	11
Tot Net Worth	**48,376**	**1,179,163**
Total Liabilities and Net Worth	**48,468**	**1,182,989**
Sales	1,134,904	402,720
Gross Margin	30,492	31,470
Net Income (Loss)	(4,026)	(10,213)
Cash Flow		
Net Flow from Operating Activities	1,117,121	356,658
Net Flow from Financing Activities	(1,126,761)	(368,630)
Net Flow from Investing Activities	-	1,198
Inflation Effect	(980)	(3,179)
Net Change in Cash and Cash Equivalents	**(10,620)**	**(13,953)**
Cash and Cash Equivalent at the Beginning of the period	41,158	55,111
Cash and Cash Equivalent at the End of the period	**30,538**	**41,158**

CRISTALCHILE COMUNICACIONES S.A.

	2001 Th$	2000 Th$
Ownership Percentage	99.99%	99.99%
Investment in Related Companies	78,655,402	85,689,333
Other Assets	9,630	7,605
Total Assets	**78,665,032**	**85,696,938**
Current Liabilities	12,306	10,008
Tot Net Worth	**78,652,726**	**85,686,930**
Total Liabilities and Net Worth	**78,665,032**	**85,696,938**
Net Income (Loss)	(7,034,203)	(3,961,305)
Cash Flow		
Net Flow from Operating Activities	(1,841)	(1,349)
Net Flow from Financing Activities	1,841	74,153,981
Net Flow from Investing Activities	-	(74,152,632)
Inflation Effect	-	-
Net Change in Cash and Cash Equivalents	**0**	**0**
Cash and Cash Equivalent at the Beginning of the Period	0	0
Cash and Cash Equivalent at the End of the Period	**0**	**0**

ENVASES CMF S.A.

	2001 Th$	2000 Th$
Ownership Percentage	50.00%	99.99%
Current Assets	21,199,947	7,654,726
Fixed Assets	26,416,749	10,615,253
Other Assets	6,902,441	-
Total Assets	**54,519,137**	**18,269,979**
Current Liabilities	17,345,504	6,281,597
Long-Term Liabilities	8,553,333	1,088,636
Total Net Worth	**28,620,300**	**10,899,746**
Total Liabilities and Net Worth	**54,519,137**	**18,269,979**
Sales	27,897,234	12,624,629
Gross Margin	5,564,836	2,599,135
Net Income	1,837,528	606,683
Cash Flow		
Net Flow from Operating Activities	1,339,301	2,090,091
Net Flow from Financing Activities	23,452,246	(785,815)
Net Flow from Investing Activities	(24,017,323)	(1,154,119)
Inflation Effect	122,279	(9,112)
Net Change in Cash and Cash Equivalents	**651,945**	**141,045**
Cash and Cash Equivalent at the Beginning of the Period	270,522	129,477
Cash and Cash Equivalent at the End of the Period	**922,467**	**270,522**

SOCIEDAD ANONIMA VIÑA SANTA RITA (CONSOLIDATED)

	2001 Th$	2000 Th$
Ownership Percentage	54.10%	56.06%
Current Assets	54,746,175	38,761,768
Fixed Assets	51,083,742	44,556,142
Other Assets	8,741,403	10,868,648
Total Assets	**114,571,320**	**94,186,558**
Current Liabilities	17,329,264	16,903,420
Long-Term Liabilities	26,946,958	12,367,244
Minority Interest	8,773	7,462
Total Net Worth	**70,286,325**	**64,908,432**
Total Liabilities and Net Worth	**114,571,320**	**94,186,558**
Sales	65,075,765	61,983,423
Gross Margin	24,897,801	22,450,063
Net Income	7,219,871	6,201,573
Cash Flow		
Net Flow from Operating Activities	9,583,381	9,504,489
Net Flow from Financing Activities	13,505,959	(3,152,481)
Net Flow from Investing Activities	(7,316,139)	(8,411,395)
Inflation Effect	(767,489)	(322,885)
Net Change in Cash and Cash Equivalents	**15,005,712**	**(2,382,272)**
Cash and Cash Equivalent at the Beginning of the Period	2,788,712	5,078,509
Cash and Cash Equivalent at the End of the Period	**17,794,424**	**2,696,237**

RED TELEVISIVA MEGAVISIÓN S.A. (CONSOLIDATED)

	2001 Th$	2000 Th$
Ownership Percentage (*)		
Current Assets	6,619,395	7,066,108
Fixed Assets	6,213,630	6,963,171
Other Assets	10,955,142	11,363,403
Total Assets	**23,788,167**	**25,392,682**
Current Liabilities	10,181,265	13,206,018
Long-term Liabilities	5,167,852	3,073,339
Minority Interest	1,604	1,604
Total Net Worth	**8,437,446**	**9,111,721**
Total Liabilities and Net Worth	**23,788,167**	**25,392,682**
Sales	16,122,182	12,641,060
Gross Margin	3,145,132	2,608,353
Net Income (Loss)	(674,275)	(874,252)
Cash Flow		
Net Flow from Operating Activities	(59,232)	(1,308,793)
Net Flow from Financing Activities	(520,256)	2,304,801
Net Flow from Investing Activities	(283,379)	(712,818)
Inflaction Effect	(1,435)	(2,361)
Net Change in Cash and Cash Equivalents	**(864,302)**	**280,829**
Cash and Cash Equivalent at the Beginning of the Period	1,228,935	948,106
Cash and Cash Equivalent at the End of the Period	**364,633**	**1,228,935**

(*): Ciecsa S.A. has 78,01% of Red Televisiva Megavisión S.A.'s capital.

CORDILLERA COMUNICACIONES HOLDING LIMITADA

	2001 Th$	2000 Th$
Ownership Percentage (*)		
Investment in Related Companies	156,524,251	170,521,773
Total Assets	**156,524,251**	**170,521,773**
Total Net Worth	**156,524,251**	**170,521,773**
Total Liabilities and Net Worth	**165,394,541**	**170,521,773**
Net Income (Loss)	(13,997,522)	(8,107,991)

* : Cristalchile Comunicaciones S.A. has 50% of Cordillera Comunicaciones Holding Ltda.´s capital.

CORDILLERA COMUNICACIONES LIMITADA

	2001 Th$	2000 Th$
Current Assets	1,300,058	1,416,471
Fixed Assets	166,456	167,553
Other Assets	156,941,400	170,684,205
Total Assets	**158,407,914**	**172,268,229**
Current Liabilities	673,376	627,642
Long-Term Liabilities	423,733	261,921
Total Net Worth	**157,310,805**	**171,378,666**
Total Liabilities and Net Worth	**158,407,914**	**172,268,229**
Net Income (Loss)	(14,067,861)	(7,870,096)
Cash Flow		
Net Flow from Operating Activities	56,499	(1,285,677)
Net Flow from Financing Activities	-	146,976,571
Net Flow from Investing Activities	-	(145,233,698)
Inflation Effect	(17,702)	(4,320)
Net change in Cash and Cash Equivalents	**38,797**	**452,876**
Cash and Cash Equivalent at the Beginning of the Period	557,879	105,232
Cash and Cash Equivalent at the End of the Period	**596,676**	**558,108**

CRISTALCHILE INVERSIONES S.A.

	2001 Th$	2000 Th$
Ownership Percentage (*)	99.99%	
Current Assets	10,000	-
Investment in Related Companies	13,131,177	-
Other Assets	5,269,534	-
Total Assets	**18,410,711**	
Long-Tern Liabilities	18,346,082	
Total Net Worth	**64,629**	
Total Liabilities and Net Worth	**18,410,711**	
Net Income (Loss)	(2,139,428)	
Cash Flow		
Net Flow from Operating Activities	-	-
Net Flow from Financing Activities	10,000	-
Net Flow from Investing Activities	(10,000)	-
Inflation Effect	0	-
Net change in Cash and Cash Equivalents	**0**	**-**
Cash and Cash Equivalent at the Beginning of the Period	0	
Cash and Cash Equivalent at the end of the Period	**0**	**-**

RESPONSIBILITY DECLARATION

The Individuals signing hereby declare under oath as Directors and General Manager of Cristalerías de Chile S.A., (Registry No. 061) that the information presented in the Company's Annual Report 2001 is veracious.

RICARDO CLARO VALDES
PRESIDENT
R.U.T. 3.158.999-1

BALTAZAR SANCHEZ GUZMAN
VICE-PRESIDENT
R.U.T. 6.060.760-5

JOAQUIN BARROS FONTAINE
DIRECTOR
R.U.T. 5.389.326-0

PATRICIO CLARO GREZ
DIRECTOR
R.U.T. 5.206.994-7

JAIME CLARO VALDES
DIRECTOR
R.U.T. 3.180.078-1

MANUEL CORREA OSSA
DIRECTOR
R.U.T. 4.827.200-2

JUAN A. FIGUEROA YAVAR
DIRECTOR
R.U.T. 3.513.761-0

PATRICIO GARCIA DOMINGUEZ
DIRECTOR
R.U.T. 3.309.849-9

HERNAN SOMERVILLE SENN
DIRECTOR
R.U.T. 4.132.185-7

ALFONSO SWETT SAAVEDRA
DIRECTOR
R.U.T. 4.431.932-2

CIRILO ELTON GONZALEZ
GENERAL MANAGER
R.U.T. 5.402.249-2

Other Antecedents

CRISTALERIAS DE CHILE S.A.

GENERAL HEADQUARTERS

Hendaya 60 Of. 201 Las Condes

Phone: (562) 2468888

Fax: (562) 2468800

PADRE HURTADO PLANT

Camino a Valparaíso 501-503

Padre Hurtado

Phone: (562) 2468888

Fax: (562) 2468600

SAND PLANT

Camino a San Sebastián s/nº

Cartagena V Región

ADR DEPOSITARY BANK

The Bank of New York

Shareholder Relations

P.O. Box 11258

Church Street Station

New York, NY 10286-1258

Phone: 1-888-BNY-ADRS (269-2377)

Phone: (International) 1-610-312-5315

Email: shareowner-svcs@bankofny.com

EXTERNAL AUDITORS

Arthur Andersen-Langton Clarke.

LEGAL ADVISERS

Claro y Cía.